3.



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSR plc

*CURRENT ADDRESS Unit 400
Cambridge Science Park
Milton Road
Cambridge CB4 0WH
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FILE NO. 82- 34982 FISCAL YEAR 12/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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OICF/BY: EBS

DAT : 7/6/06

csr

Changing the way the world connects



Annual Report and Financial Statements 2005



Contents



Financial and operational highlights


Revenue
$487 million
+92%
Gross margin
46.9%
Operating profit
$112 million
+91%
Diluted EPS
$0.62 per share
+29%
Operating margin
23%
Operating cash flow
$95 million
+183%


Revenue $'000
27,682
67,622
253,146
486,531
2002
2003
2004
2005


R&D Expenditure $'000
12,602
16,584
27,583
60,340
2002
2003
2004
2005

CSR is the market leader in single chip wireless solutions using the 2.4GHz Bluetooth personal area network standard, designed to support data and voice communications between a wide range of products over short range radio links.

In 2005, CSR's market share of units shipped increased to over 50% from 45% in 2004 as the Bluetooth market more than doubled to shipments of 317 million units compared to 142 million units in 2004.

During 2005, CSR significantly expanded its operations and completed the acquisitions of Clarity Technologies Inc. and the software business of UbiNetics, both of which have significantly enhanced the Company's existing products and capabilities.

Global operations


Sweden Lund
Denmark Aalborg
US Detroit
US Dallas
UK Cambridge
France Sophia Antipolis
Korea Seoul
Japan Tokyo
Taiwan Taipei
China Shenzhen
India Bangalore
Total number of employees 688

During the past year, significant value creation has been achieved by your company, earnings per share rose from $0.48 to $0.62 and market capitalisation passed the billion pound mark.

2005 has proved yet another remarkable year for CSR. Our sales grew impressively by 92% to $486.5 million, earnings per share rose from $0.48 to $0.62, and our market capitalisation passed the billion pound mark.

Such results do not come easily; they have been won by excellent product and application knowledge, good organisation and systems (ERP is now implemented across most of the company) and hard work by our staff and partners alike – combined, of course, with good executive leadership.

Many events occur throughout a year which can disrupt progress. Last year we had a major challenge; a fire at an assembly plant belonging to our production partner ASE. CSR and ASE staff worked highly effectively to achieve an astonishingly quick recovery – for which I congratulate them. 2005 also stands out for positive challenges, notably CSR's first acquisitions. Clarity Technologies, Inc. was acquired in March and this was followed by the acquisition of the software business of UbiNetics in August. Clarity Technologies provides innovative software to filter out background noise and improve the quality of audio reception. The technology has been integrated extremely quickly into our product offering and was available to customers before year end. UbiNetics complements CSR's skill base with extensive wireless software know-how. Among its assets is a substantial technical development centre in India, giving us access to highly cost effective skills and resources for our future technology and product development.

As a result of this corporate development and our own organic growth, CSR has evolved into a substantial company with almost 700 staff, and 11 locations across the world.

There have been a number of changes to the Board in the past year. John Hodgson – who has led CSR for the last six years – indicated his wish to retire and rejoin his family in the USA. John Scarisbrick, who joined your Board in 2004 and had served as a non-executive director, takes over from 1 March 2006. John, having been a Senior Vice President of Texas Instruments Inc responsible for TI's $5 billion DSP (digital signal processor) and Wireless businesses, in addition to other senior roles in the industry, brings a profound knowledge of semiconductor business development. He will have a significant impact on your company's future progress and I look forward to working with him.



Mike Shone, chairman of CSR up to the IPO and subsequently a non-executive director, retired from the Board as agreed in March 2005. In July 2005, we brought the non-executive element of your Board back up to strength with the appointment of Anthony Carlisle, who has spent his career in marketing and communications and who has an extensive knowledge of the mobile telephony market.

Progress towards good corporate governance has also been made by your Board.

Because of my personal experience with public companies, I became chairman of the Remuneration Committee at the time of the IPO, as a practical measure. I have now relinquished this role in favour of one of our independent non-executive directors, Ron Mackintosh. We have also undertaken our first Board Effectiveness review which shows that the Board has matured rapidly and is working together effectively.

During the past year significant value creation has been achieved by your company. This is a consequence not only of our own actions, but also those of our manufacturing partners, our suppliers and our energetic customers who develop the application markets so effectively. To all these stakeholders, our thanks for their patronage, support and initiative.

And finally, I must express the Board's deep appreciation to all our staff, be they in Cambridge, Asia, Europe, or the USA who respond so well to the dynamics of the business with such dedication. In particular, I must single out John Hodgson who retired in February 2006. He has done so much for CSR over the last six years that it is hard to do it justice in a few words. His energy, enthusiasm, diligence – and above all leadership skills – deserve the greatest praise. Thank you John, and enjoy the future.

John Whybrow
Chairman

2005 was another strong year for CSR... with our pre-tax profits nearly doubling. The combination of a fast growing Bluetooth market and our continued leadership in design wins, make us confident for the outlook for 2006 as a whole.

2005 was another strong year for CSR with our revenue of $486.5 million dollars representing an increase of over 90% compared with 2004 as we shipped (directly and under manufacturing licence) over 150 million single chip Bluetooth devices. Our pre-tax profits nearly doubled to $114.4 million dollars and at year end the share price closed at more than four and a half times the IPO price of 200p. In early 2006 we entered the list of the top 200 companies on the London Stock Exchange. Highlights of the year included;

- continued strong growth of the Bluetooth market with the first products for the consumer segment such as stereo headsets being offered on the market and the adoption of cellular products by consumers in the USA.
- growth in CSR's share of the Bluetooth market from 45% to over 50% and the release of BlueCore5, our fifth generation Bluetooth solution.
- successful completion of the design of our UniFi solution for the embedded Wi-Fi market.
- the successful acquisition and integration of Clarity Technologies, Inc. providing noise and echo suppression technology with 'Clear Voice Capture' software and establishing CSR Detroit as an audio engineering centre.
- the acquisition and integration of UbiNetics' software business which will play a key role in securing Bluetooth and UniFi design wins in mobile phones and enabling the convergence of fixed and mobile services.
- aggressive cost reduction programs allowing us to maintain our gross margins as we continued to drive down the cost of Bluetooth solutions to enable further adoption of the technology in our customer's products.
- building our organisation to almost 700 people in 11 locations worldwide.

Leading in Bluetooth designs

CSR continues to lead the Bluetooth market. Over the lifetime of the Bluetooth standard, we have secured more than 60% of the total recorded design wins. We maintained that level in 2005 with a particularly strong performance in GSM (global system for mobile communications) handsets. We continued to secure more design wins than all our competitors combined, not just overall but in every application sector. At year end, CSR had won 70% of the designs for the new v2.0 specification with EDR (Enhanced Data Rate) with our fourth generation BlueCore4 product family. This design performance enabled CSR to achieve unit market share of over 50% of all Bluetooth devices shipped



in the year, a significant increase on the 45% unit share achieved during 2004.

An expanding Bluetooth market

We believe the Bluetooth market is still early in its growth phase. Major customers using our products are undertaking significant consumer marketing programmes around the world, including television advertising.

Mobile phones and headsets are currently the largest markets for Bluetooth, and at the end of 2005 we believe that only about 25% of all mobile phones shipped were Bluetooth enabled. We see this attach rate increasing. For example a leading European specialist mobile phone chain now offers Bluetooth in 80% of their models, and major retail chains in the USA and Europe are increasingly offering their own branded low cost Bluetooth headsets. We expect the rate at which Bluetooth is adopted into mobile phones to increase to around 35% at the end of 2006, significantly increasing the volume demand in 2006 and continuing to grow beyond there.

The use of Bluetooth in PCs has lagged that in mobile phones but emerging use of the technology in wireless stereo headphones is now increasing the attach rates with applications for music streaming, gaming playing, and VoIP (Voice over Internet Protocol) phone calls. CSR's strengths in EDR technology provides a further stimulus to both the PC and consumer Bluetooth market segments. Bluetooth for automobiles is a market that continues to develop for both OEM and aftermarket products as legislation requiring 'hands on' driving continues to spread around the world. Volume vehicle manufacturers are now following the lead of prestige brands in embedding Bluetooth capability into the dashboard with a number of product qualifications in the year.

The evolution of the Bluetooth specification is also opening up the consumer market segment. Bluetooth specification additions such as the AV (audio visual) Profile and EDR enable new applications such as streaming stereo audio over a Bluetooth link. Multi-function stereo headphones became available in 2005 which can stream music from MP3 players and FM radio receivers and pause the music to take calls from a mobile phone on the stereo headset. Stereo headsets can be used with PCs, mobile phones and other portable devices such as MP3 players. Wireless consoles and controllers were announced in 2005 by the leading manufacturers of gaming products.

Acquisitions

During the year our resources were strengthened with two acquisitions and we are delighted with the progress made in integrating our organisations.

In March 2005, we acquired Clarity Technologies based in Detroit, USA. Its leading technology for noise and echo suppression in wireless headsets and automotive 'handsfree' systems is marketed as CVC (Clear Voice Capture) and has already been incorporated into CSR's BlueCore devices in products sold by a number of our major customers.

In August 2005, the acquisition of the Cambridge headquartered software business of UbiNetics was completed. UbiNetics provides CSR with a strong R&D team who developed an industry leading multi-mode wireless communications software.

This adds significant capability to enable us to design our BlueCore and UniFi devices into mobile phones and to independently develop software for FMC (Fixed and Mobile Convergence).

Lowering cost, improving performance

A fundamental belief at CSR is that we must continuously drive down the cost of the solutions we offer and increase their performance, thereby both encouraging further adoption of the technology and maintaining our competitive position. Beyond the traditional cost reduction activities focusing on silicon, package and test, we offer continuously higher levels of integration to reduce the bill of materials of the end application and provide increased functionality.

Our successful BlueCore3-MM (multi-media) device for stereo headphones, for example, provides added value by integrating onto the device a CSR developed DSP (digital signal processor), a stereo Hi-Fi quality CODEC (coder-decoder) and battery charging and power management functions. These reduce the physical size, power requirements and cost of the solution.



Automotive applications benefit from CSR's CVC technology through the suppression of noise and echo, giving improved sound quality


Total shipments into the Bluetooth Market
Millions of units
64[1]
142[1]
317[1]
c500*
2003
2004
2005
2006E
[1]source IMS
*CSR estimate



CSR continues to dominate both stereo and mono headset qualified design wins



Wi-Fi and Bluetooth brings new connectivity solutions to mobile devices

Our headset solutions also offer a licence for our added-value CVC software from CSR Detroit that suppresses echo and noise for much improved audio quality. CVC is being used on a broad range of headset and automotive products which our customers are developing.

CSR's fifth generation Bluetooth solution, BlueCore5, was announced in 2005 and will be available for design in and production this year. Included in the family of devices is BlueCore5-MM offering an improved DSP, lower power requirements and reduced cost of the bill of materials. CVC software is available with the device for next generation designs.

In 2006 CSR intends to build on the very strong base we have in Bluetooth and broaden our market position with our UniFi device which we announced at the end of 2004. The highly integrated UniFi device is the first single chip Wi-Fi product for the embedded marketplace. Two on-chip radios enable it to meet the IEEE 802.11 a/b/g specifications. UniFi solutions are now being offered by our partners as completed modules. At the Consumer Electronics Show in

Las Vegas in the first week of 2006, the first product was shown using CSR's reference design with UniFi and BlueCore4 on a single circuit board. We are the first to be able to provide the silicon for this combined solution solving the co-existence issues for our customers.

The number of broadcast radios and the complexity of connectivity within the modern mobile phone are increasing. This makes it increasingly difficult for equipment manufacturers to make new, very small form factor designs. Connectivity has now expanded from Bluetooth to include Wi-Fi and will add UWB (ultra wideband) in the future. GPS (global positioning systems) is established today and new broadcast receivers such as FM radio and Digital TV broadcast will be added in the next few years. This trend has led to the emergence of 'non-cellular wireless' as an increasing value centre in personal portable devices. Integration of more than one 'non-cellular wireless' technology onto one IC is the best way of meeting our customers' time-to-market and size requirements. CSR's proven competence in wireless systems integration positions us well to exploit this opportunity.

Our research and development organisation expanded further in 2005 and in particular our software resources grew significantly with the acquisitions of Clarity Technologies and UbiNetics in addition to organic growth as we expanded existing teams. The investment in R&D more than doubled year on year and we expect it to continue to increase. In addition to the UniFi product line, announcements have been made on the integration of an FM radio receiver into the BlueCore5 family and the planned development of a UWB radio to meet the Bluetooth SIG (special interest group) Seattle specification. Other standards are being considered and worked on.

As a fabless supplier of semiconductor chips we rely on our manufacturing partners and enjoy close relationships with two industry leaders; TSMC for wafer fabrication and ASE for assembly and test. On 1 May 2005 a major fire at ASE's Chung Li facility disrupted production but the effects on our customers were minimised with close co-operation throughout the supply chain. The incident underlined the value of the ongoing detailed review of our supply chain being undertaken in order to improve our delivery capability and further reduce risk. Our devices are now produced at three separate wafer fabs in Taiwan with one more being added in Taiwan in the second half of 2006 and a fifth currently being brought on line in the USA. Assembly and test has been expanded from two sites in Taiwan, with the addition of a further facility in South Korea and two others planned for later in the



year of which one will be in China. This in a year when we increased unit shipments to more than 150 million which was more than double the prior year; whilst maintaining high quality levels and further driving unit costs down.

At the close of 2005, the headcount at CSR had doubled from the beginning of the year and we now occupy 12 sites in 11 different locations worldwide. During the year new design centres were opened in Lund, Sweden and Sophia Antipolis, France. The acquisitions of Clarity Technologies and UbiNetics added Detroit USA, Shenzhen China, and Bangalore India. Approximately 70% of our staff have technical qualifications and over 60% are in R&D.

We believe that 2006 will be another year of strong growth and CSR is well positioned to expand from the current business base to exploit both existing and emerging wireless communications markets.

We expect the Bluetooth market to continue growing strongly in 2006 and estimate the year on year growth in unit shipments to be around 60%. Whilst the market is highly competitive, CSR's share of design wins remains strong. We will continue to drive down the average selling price of our products by between 15 and 20% in 2006 with the units shipped under manufacturing licence diminishing.

The combination of a fast growing Bluetooth market, our continued leadership in design wins and our knowledge of our customers' development programmes, make us confident for the outlook for 2006 as a whole.

As previously announced, I retired at the end of February. My successor John Scarisbrick, has been closely involved with CSR and its business strategy since June 2004 when he joined the Board as a non-executive director. He brings a wealth of successful semiconductor experience both developing new product lines and running very large worldwide businesses. I believe I am indeed very fortunate to have him take over the significant responsibility of further developing CSR.

It has been an exhilarating experience and privilege to manage such a vibrant company as CSR and I would like to thank our employees and customers, suppliers and investors for their support over the last six years. I wish the Board and all CSR stakeholders the best of fortune in the exciting years ahead. Thank you.

John Hodgson
Chief Executive Officer

CSR's markets and opportunities

CSR's business is expanding rapidly from its roots in Bluetooth. Our vision is based on our core strengths of developing software-rich system-on-chip wireless modem solutions combining analogue and logic circuits on the same chip. Our technology targets personal or local area elements of the evolving wireless network, particularly those applications that need to operate in power-sensitive environments.

CSR is now sampling the fifth generation of our BlueCore single-chip solution for Bluetooth applications. Five generations of improved performance, tripling the data rate supported and providing lower power and lower cost variants. We have entered a new market with a single-chip solution for Wi-Fi (802.11 a/b/g) applications, called UniFi. Last year, we announced our support for integrating UWB (ultra wideband) technology with the Bluetooth specification, and acquired Clarity Technologies and UbiNetics. Here, we look at where our evolving capability is taking us.



Bluetooth – from cable replacement to personal area network

As the global leader in the Bluetooth segment of the wireless communications market, we continuously invest in product development. CSR's silicon solutions integrate circuits often left off the chip. These solutions include providing complex battery management and power supply management circuits which prolong battery life and lower customer manufacturing costs. Our solutions also integrate the memory on the same chip which lowers costs for our customers and allows them to build the smallest possible Bluetooth devices. This enables them to create innovative, appealing, product designs.

We have created Bluetooth solutions with advanced functionality, even offering variants with an advanced Kalimba Digital Signal Processor. Kalimba technology means DSP software can be added to the chip for superior voice and music quality. CSR is the only company to provide such advanced features, which are critical to our headset customers.

But we go much further than just supplying the silicon chip. We create system solutions for Bluetooth applications. This takes two forms. First is vital software support and integrated components that reduce the cost and effort required to build products. This makes CSR chips fast and easy for our customers to use. Secondly we develop unique solutions for specific application areas like mobile phones, headsets and automotive handsfree kits. Our Clear Voice Capture technology running on the Kalimba DSP in the Bluetooth chip is an example, providing superior audio quality in demanding environments. In a mobile phone application, it can run on the phone's processor, providing flexibility for our customers to tailor their solution.

As the adoption of Bluetooth proliferates, more and more complex user modes are emerging. Today's predominant single connection applications such as the Bluetooth headset and in-car handsfree systems are being augmented by multiple connection PANs (personal area networks). These include simultaneous printing, mouse and keyboard control and mobile phone synchronisation from the PC and multi-user consumer games consoles featuring both wireless controllers and wireless audio feeds. This increases the demand for the most robust and secure radio solution and CSR is well placed to deliver this next wave of Bluetooth solutions.



In the future, CSR will introduce other improvements to drive Bluetooth forward. We will add 'sniffing modes' to our Bluetooth solutions to further improve battery consumption. And we will add an 'extended enquiry' feature to allow Bluetooth devices to link up faster, so headsets will hook up to phones faster. We will be introducing enhanced quality of service features, which will further improve voice and music quality and the user's experience.

Driving Bluetooth performance and features is CSR's core mission. Better, smaller, faster Bluetooth products will increase the rate that Bluetooth is built into mobile phones and other devices – the so called attach rate. It will drive innovative accessory development for personal audio, music and video applications.

Importantly CSR will integrate an ultra wideband (UWB) capability into its Bluetooth chips. Today's EDR (extended data rate) CSR Bluetooth chips are already available and are up to three times faster than most of the devices being shipped by our competitors. UWB will increase this by up to a hundred times. This will drive compelling applications like fast downloads of music to phones, or the super-fast transfer of tomorrow's high resolution digital camera or camera-phone images to printers. And by re-using the well established and rich software already developed for Bluetooth, it will be easier to use and therefore be adopted faster than other schemes. UWB opens up enormous potential. Mobile phones are incorporating more and more consumer services such as cameras and music players. UWB-based Bluetooth will enable the uploading and downloading of large multi-media data files with ease. It also opens up many new applications in areas such as home entertainment, for example, streaming video from a set top box to an on the wall flat screen – without unsightly wires or expensive installations. It may enable wireless docking stations, so notebook and laptop PCs can connect with office networks with ease and security.

While we're busy painting the world blue we're also expanding into other wireless communications areas where our core competence in integrated CMOS chip and systems design can bring real value. First among them is Wi-Fi.



Bluetooth





Automotive is a growth opportunity for wireless technology. Bluetooth is already used for headset to mobile phone voice links to allow handsfree driving. It is also increasingly being installed in the car itself as part of a standard handsfree capability with the addition of smart features like linking to your mobile phone's address book and displaying it on the car's dashboard and providing voice recognition satellite navigation equipment for added safety and convenience. It's only a short step from there to provide a wireless pathway to the vehicle diagnostics unit for service calls or roadside assistance, eliminating bulky and expensive cables.

Wi-Fi – increasingly important within the mobile phone and other battery powered devices

We have a distinctive position in Wi-Fi. Originally developed for the PC market, Wi-Fi chips have not been well suited for use where power consumption or operating near other wireless communication devices is a prime consideration. Our UniFi device family offers extremely low power consumption and is designed to co-exist with other wireless systems such as mobile phones and Bluetooth. This makes UniFi particularly suitable for emerging high-volume applications for Wi-Fi in the embedded environment, such as mobile phones and other portable battery-powered products.

Wi-Fi is already seen as a valuable feature for high level converged phones, which are targeting business users with features such as high speed web browsing. However, what will drive UniFi attach rates is the ability to design a phone which will work as a normal mobile phone much of the time, but when near a "hot spot" or wireless access point will be able to connect to it using VoIP (Voice over Internet Protocol). Such access points could well be in our homes too. These "converged phones" will be able to take advantage of the different costs that normal and hot spot connections may offer.

Such handsets, switching between mobile phone and Wi-Fi communications channels, will need a high performance, lower power Wi-Fi solution which is happy co-existing with mobile phone and Bluetooth wireless systems – such as UniFi. They will also need considerably more software to manage the communication. This was one of the driving reasons for our acquisition of UbiNetics.

This is an exciting opportunity. The mobile handset market is already 700 to 800 million units a year and a large part of the broadband infrastructure for 'converged' handsets is already in place, with approaching 100 million homes in Western Europe and North America now having broadband internet connections. Many of these homes have also installed Wi-Fi access points to provide the added flexibility of wireless connectivity.

Our evolving vision

With Bluetooth and Wi-Fi solutions – and UWB in development – CSR is emerging as a broad supplier of wireless communications solutions for shorter-range applications on power-sensitive client devices. We operate in standards-driven marketplaces and have pioneered the technology that has proved to be the catalyst for these fields: the use of the low-cost CMOS process for radio-frequency applications. We possess an enormous amount of know-how in this area, and our future value will be driven by our exploitation of this and related design principles:

- We will continue to offer complete system solutions for wireless applications including software, as well as silicon building blocks that demand a lot of integration effort.

- We have a gifted design team with a proven track record of making the right architectural decisions, greatly benefiting all our customers and particularly those who rely on our radio know-how.

- Our portfolio and roadmap now encompasses a range of wireless technologies for personal and local area networking. With each addition we make, we become a more valuable partner to our OEM and ODM customers.

Moreover, the highly integrated nature of our offering means that we eliminate much of the challenging design and manufacturing work that would otherwise be required to create and build a radio-based product. It is this that has allowed – and continues to allow – us to support many new manufacturers wishing to enter exciting product markets.

We believe the foundations that we have built and the rich set of future market opportunities give us the potential to grow from being the largest fabless semiconductor company in Europe to being in the top tier of worldwide fabless semiconductor suppliers in a few years time.



Wi-Fi

VoIP (Voice over Internet Protocol) is coming soon, enabling low-cost global voice and data communications. CSR's UniFi chips are the first specifically designed for the battery-powered mobile environment and provide low power, small size and high performance. CSR's investment in software means that our Bluetooth and UniFi applications will work smoothly and seamlessly.




Café

CSR successfully shipped over 150 million Bluetooth single chip devices in 2005. Aggressive cost management has maintained margins as we drive selling prices down.

Business Review
CSR plc is the holding company of an international group of companies with its headquarters in Cambridge, UK. CSR plc listed on the London Stock Exchange in March 2004 and is a constituent of the FTSE 250 Index.

Operations
CSR designs and supplies single chip wireless devices. Through its BlueCore range of products, we are the market leader in the supply of single chip solutions for Bluetooth wireless voice and data communications, providing low cost, high performance integrated circuits (IC's or silicon chips) to manufacturers of a wide range of electronic devices including mobile phones, headsets, laptop PC's, personal digital assistants (PDA's), PC peripherals, stereo headphones and automotive based systems. We supply over 450 end customers including Nokia, Dell, Panasonic, Samsung, Sharp, Motorola, IBM, Apple, LG, NEC, Toshiba, RIM and Sony.

CSR is organised around its research and development team of 454 staff (2004: 183). The majority of these are based in Cambridge, UK, with teams in Aalborg, Denmark, Lund, Sweden and Detroit in the US. During the year, these were augmented by the opening of a hardware design centre in Sophia Antipolis, France, and UbiNetics has added further research and development teams in Bangalore, India and Shenzhen, China. Our sales and marketing function is centred in Cambridge, with sales liaison offices in Dallas, Texas; Taipei, Taiwan; Seoul, South Korea and Tokyo, Japan.

CSR is a "fabless" semiconductor company. All wafer fabrication, assembly and test, and shipping is subcontracted, predominantly to Taiwan Semiconductor Manufacturing Company (TSMC) and Advanced Semiconductor Engineering (ASE) in Taiwan. Manufacturing is currently located in Taiwan to minimise production cycle time and inventory, simplify logistics and to take advantage of a common language and culture. During 2006, CSR is to expand the number of TSMC wafer fabrication sites it uses to five, including a site outside Taiwan. Similarly, assembly and test sites will be increased to five locations. By increasing sourcing options, we will be able to deal with any unplanned interruptions at any single location, as well as having access to additional capacity to respond to any increases in demand. We have developed excellent relationships at all levels with TSMC and ASE. This has served us well and provided us with leading-edge manufacturing technology and strong support in satisfying capacity requirements and controlling costs. Using this production process has enabled CSR to successfully ship (directly and under manufacturing licence) over 150 million Bluetooth single chip devices in 2005, whilst aggressive cost management has maintained margins as we drive selling prices down. This encourages adoption of our technology in the products of current and potential customers.



CSR markets to Original Equipment Manufacturers (OEM's) and Original Design Manufacturers (ODM's), principally through our own direct sales force and, in North America, through sales representatives. We also market our ICs through a network of distributors. Our marketing efforts are supported by a team of applications engineers who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products.

This support is generally provided without charge to customers who have the potential to purchase large volumes of products. An important part of our marketing effort involves providing technical support to product developers to encourage them to design products using CSR's ICs. For this purpose, we provide a range of development kits and tools.

Strategy
CSR's objective is to be the supplier of choice of single chip solutions for wireless voice and data communications. Key elements of our strategy include:

- **Focusing on existing and growing Bluetooth markets.** We believe we are well positioned to develop hardware and software solutions to address the existing and future applications for Bluetooth.

- **Increasing software content in new products.** We believe that increased software content enables new products to provide complete solutions for customers. The software also improves the robustness and flexibility of our solutions and helps to distinguish them from competing offerings. We intend to increase our emphasis on software in the future.

- **Extending its expertise in Bluetooth technologies.** We plan to extend our expertise in Bluetooth technology to provide differentiated products for different segments of the market.

- **Focus on lowering the cost of Bluetooth solutions using our Integrated Circuits.** We believe that, by continuing to increase the functionality of our ICs and developing its on-chip application software, we will be able to further reduce the total cost of our complete Bluetooth system to our OEM and ODM customers.

- **Enhancing sales, marketing and technical support organisations.** We are committed to maintaining our high level of technical support to our customers as well as pursuing new markets.

- **Leveraging expertise in other wireless markets exemplified by the UniFi product in the Wi-Fi market.** We believe our single chip, radio frequency and software design expertise, combined with our knowledge of integrating wireless solutions with customers' products, positions us well to pursue opportunities for solutions for new and developing wireless communications standards, starting with Wi-Fi and our product UniFi, the industry's first single chip IEEE802.11a/b/g embedded solution.

Competitive environment

The markets in which CSR operates are intensely competitive and are characterised by rapid technological change, evolving industry standards and declining average selling prices. CSR's primary competition includes Broadcom and Texas Instruments.

We provide our customers with a number of benefits:

- **Leading Edge Technical Solution.** We introduced the world's first production ready single chip that complied with the Bluetooth standard with the launch of BlueCore1. All CSR's BlueCore ICs comply fully with the Bluetooth standard, and provide on a single chip; a radio, a baseband digital signal processor, a microcontroller and software. With UniFi we are developing a range of true single-chip Wi-Fi devices which combine small size, low power consumption and low cost but with high performance.

- **Low overall solution cost.** An important factor in an OEM's or ODM's decision to adopt a Bluetooth solution is cost. As we continue to increase production volumes and enhance our operational and technical expertise, the overall solution cost will be further reduced.

- **Small size.** The space available to include Bluetooth capability in portable electronic devices is very limited. OEMs and ODMs can design very small systems with our single chip BlueCore solution compared to alternative solutions, which can require two or more chips.

- **Extensive development and product support.** Our worldwide operations deploy applications engineers with substantial experience in supporting customer development projects.

Performance in 2005

Market Conditions

The Bluetooth market more than doubled in 2005 with market estimates of shipments of Bluetooth ICs of 317 million units compared to 142 million units in 2004 (source: IMS).

This considerable growth was driven largely by increased Bluetooth attach rates in mobile phones. As expected, attach rates of Bluetooth into mobile phones grew to around 25% in 2005 from 14% in 2004. We expect that attach rates for 2006 will reach around 35% for the year as a whole. Bluetooth is well established in all top tier mobile phone manufacturers' roadmaps with many high and mid-range phones now specifying its inclusion. The very low Bluetooth attach rates in the US began to increase as the mono headset application gained some popularity.

Additionally, the mobile phone market is starting to see a trend towards handset manufacturers seeking space and cost efficiencies by specifying the integration of more than one non-cellular wireless technology onto one IC. This trend should favour suppliers such as CSR, with proven competence of wireless systems integration.

The headset market has also grown significantly in 2005, driven by the proliferation of Bluetooth mobile phones. We estimate that the headset attach rate to Bluetooth enabled mobile phones was between 25% and 30% in 2005. The headset market continues to segment from very high end headsets with full feature sets to low cost headsets with less functionality. 2005 saw the introduction of the first stereo headphones which can be used for both voice calls and listening to music. We expect this market to show strong growth over the coming years.

The PC market for Bluetooth continues to grow with penetration of Bluetooth in laptops rising to the high teens percent in 2005, compared to 15% in 2004. We expect penetration rates to grow further as the stereo headphone market grows, VoIP calls using cordless headsets paired to PCs increase and the bandwidth of Bluetooth increases in 2007 and beyond, allowing very fast file transfer.

The automotive market provides a significant growth opportunity as the number of car manufacturers offering Bluetooth connectivity increases. In 2005, a number of mid-range car makers including Nissan, Renault, Ford and Toyota introduced Bluetooth connectivity as an optional extra for their customers. In addition to built-in Bluetooth, used predominantly for handsfree calls via the car HiFi system, there is a significant aftermarket serviced by clip-on handsfree Bluetooth devices. At below 5%, attach rates are relatively low.

Music and gaming applications have started to appear in the consumer segment. Bluetooth connectivity for MP3 players is gaining traction, initially via plug-in adaptors enabling stereo headphones to be connected wirelessly.

Operational status and design wins in 2005

Revenue increased for the fifth consecutive year to $486.5 million and represented a 92% increase on 2004 revenue ($253.1 million). The key areas of revenue in 2005 for the Company's BlueCore products were the mobile phone and headset market which accounted for over 70% of all CSR's unit shipments. Other important end markets for BlueCore included PCs, and PC peripherals (which includes printers, mice and keyboards), automotive and consumer (which includes MP3 players, cameras and camcorders).

CSR has maintained its leading position in the Bluetooth market across all applications, with the majority of design wins listed on the Bluetooth website in 2005. CSR defines a design win as an end product or module listed on the Bluetooth.com website identifying one of CSR's BlueCore parts as the Bluetooth solution being used. As a rule these design wins will be an indicator of future revenue although some design wins are for products, such as mobile phones, which sell in more volume than others whilst some listed qualified products never go to production.

In total, CSR won over 460 new designs in 2005 (2004: 346) of which 43% (2004: 31%) were in the cellular sector (mobile phones and mono headsets). Over 70% of CSR's unit shipments were shipped into the cellular sector. CSR's strong position with the top tier mobile phone manufacturers continued with notable wins with BenQ, Kyocera, LG, Nokia, Motorola, Philips, RIM and Samsung.

CSR's leading position in the mono headset segment continued with 89% of qualified design wins (2004: 85%). Notable design wins included GN Netcom (Jabra brand), i Tech Dynamic, Logitech, Motorola, Nokia, Philips, Plantronics and Siemens. In the automotive sector CSR secured 77% of all designs with customers including Bury GmbH, Delphi Corporation, Nokia and Tom Tom. In the PC sector CSR achieved a 71% share of all laptop designs including NEC, and Sony as well as more PC peripherals (including printers, cards and dongles) than any other competitor. Notable design wins included end products for Canon, Eastman Kodak, Fujitsu and Seiko Epson.

In the stereo headset market, CSR secured 69% of the available designs for customers such as Nokia, Samsung, GN Netcom (Jabra), Philips for Siemens as well as I-Tech dynamic. CSR has also won a number of designs for plug-in adaptors for MP3 players, including Griffin.

CSR's BlueCore4 solution with EDR was adopted in 69% of relevant Bluetooth end products, mainly in the mobile phone and PC segments. Shipments of BlueCore4 exceeded 20 million units to the end of 2005.

Acquisitions

CSR made two acquisitions in the year.
In March 2005, CSR acquired Clarity Technologies, Inc. for $17.1 million. Its voice extraction and echo cancellation software is based on its proprietary Clear Voice Capture technology (CVC). The acquisition brings CSR:

- Ownership of CVC, a patented and high profile audio solution that has allowed CSR to enhance the features in its next generation of Bluetooth products.

- Established customer relationships in the automotive sector, especially in the US, giving CSR additional opportunities to increase its share of the market for Bluetooth solutions.

- Additional technical competencies in the operation of wireless headsets, which will further enhance CSR's position in this increasingly competitive market.

In August 2005, CSR acquired the software business of UbiNetics for $48 million. UbiNetics specialises in communication protocol software for mobile phone manufacturers. The acquisition provides CSR with a strong additional research and development team to accelerate its existing software developments in Bluetooth, Wi-Fi and UWB (ultra wideband).

Launch of BlueCore5 product range

In late September 2005, CSR announced the next generation of its Bluetooth offering which is expected to start volume production in 2006. This fifth generation of BlueCore includes ROM (Read Only Memory) and multi-media variants.

BlueCore5-ROM has continued CSR's drive to offer the lowest cost and smallest Bluetooth implementation in the market; essential factors for success in the mobile phone market. CSR's BlueCore5-MM (multi-media) offers significant audio enhancements. An enhanced version of CSR's "Kalimba" DSP is integrated in the Bluetooth chip and brings marked improvements to stereo audio performance. CSR also announced BlueCore5-FM the first of a series of broadcast reception capable chips which will integrate different radio technologies into the Bluetooth device, part of CSR's "BlueMedia" vision.

Kalimba is the focal point of the major enhancements in multi-media variants of BlueCore5 and is a key competitive differentiator. CVC technology is incorporated into the DSP inside BlueCore5-MM bringing an important differentiator to designers of automotive and voice applications. The CSR DSP also offers support for a wider range of CODECs (formats of compressed data, usually music) which brings power consumption improvements; an important factor for portable stereo music applications, such as wireless stereo headphones for MP3 players.

Research and Development

CSR devotes substantial effort to research and development, which underpins and sustains our success. We are conscious of the need to ensure adequate financial and human resources are available for research and development, and these issues and future planning are considered at operational level and at each Board meeting. In 2005, research and development costs were $60.3 million (2004: $27.6 million) representing 12.4% (2004:10.9%) of turnover. Our commitment to R&D to drive revenue growth is reflected in the acquisition of the software business of UbiNetics. We have the experience, skills and track record to design the software for UMS (Universal Mobile Access) and fixed-mobile converged phones and hence extend our range of products going forward. In the longer term CSR's research and development expenditure is expected to average 17% of revenue.

Future Prospects

CSR expects the overall market for Bluetooth enabled products to continue to grow strongly. Global annual Bluetooth IC shipments are expected to increase by around 60% in 2006, as attach rates for Bluetooth increase in mobile phone handsets. We expect the mobile phone and headset market to continue to be a significant proportion of CSR's income in 2006. In addition, new applications for Bluetooth are expected to develop in greater volumes, such as stereo headphones for use with digital music players, mobile phones and PCs. In 2006, more of our product range will include our Clear.Voice Capture technology.

A material factor in the success in any business in consumer electronics is the ability to reduce unit prices both in existing and new release products. In line with the semiconductor industry as a whole, we expect average selling prices to reduce by between 15% to 20% per year. We place significant focus on controlling product costs to maintain gross margins. In the longer term we expect gross margin to reduce to within the range of 42% to 45%.

We expect to start shipping UniFi products in the second half of 2006. Building on our success in single-chip Bluetooth devices, UniFi is CSR's first non-Bluetooth product. UniFi is a range of true single-chip Wi-Fi devices which offers small size, low power, low cost, and high performance. CSR's UniFi devices offer designers the first Wi-Fi solution specifically targeted at mass-market mobile phones and other pocket sized consumer products such as digital cameras and MP3 players. UniFi combines up to three Wi-Fi standards into a true single-chip and will support applications such as Voice over Internet Protocol, the fast exchange of picture and music files, downloading data from Wi-Fi hotspots and video streaming. Customers are in the process of laying out designs using UniFi. Modest revenue is expected in 2006, becoming more significant in 2007.

Employees

CSR's employees are key contributors to its success. We encourage good employee relations across all our operations and require that this is facilitated by regular meetings and scheduled briefings attended and supported by senior management.

Regular company-wide briefings are held with all staff. In addition, scheduled meetings are held at team and department levels to consider commercial, strategic, financial and human resource issues. Key findings from these meetings are discussed at a weekly meeting of senior management for CSR's operations worldwide. These have been an important element in supporting our rapid growth.

We also recognise our responsibilities to ensure fair treatment of all employees in accordance with national legislation in the territories in which we operate. Equal opportunities for appropriate training, career development and promotion are available to all employees, regardless of any physical disability, gender, religion, race or nationality. In particular, having regard to their aptitudes and abilities, we give full and fair consideration to applications for employment received from disabled persons.

Provisions for pension are available for all employees either through participation in the state pension schemes operated by the country in which the employee is resident or provision of a defined contribution pension scheme. Such defined contribution schemes are maintained in accordance with legislative requirements, custom and practice and Company policy as appropriate.

Social Responsibility

CSR recognises the importance of social, environmental and ethical (SEE) matters and during 2005, continued to work towards compliance with the ABI disclosure guidelines on social responsibility. This includes the Company's impact through its operations on the environment, on the safety and well being of our employees, and end users of our products as well as those who contribute to the process of the development and manufacture of CSR's products through its suppliers, distributors and customers.

The directors consider that the Company's business practices already take due account of certain of our responsibilities for SEE matters. The Company has identified the resources which are key to our business and established practices intended to safeguard and maintain them. It has also established policies and practices which encourage the recruitment, retention and motivation of staff.

Key business risks which might impact our operations have been identified. These risks are reviewed on a regular basis and account is taken of the potential SEE impact on the business and its stakeholders resulting from any such risks. In February 2005, the principle UK company was registered under the internationally recognised health and safety standard OHSAS 18001. That company is also registered under the quality standard ISO 9000.

To the extent they apply to the Company's operations, we consider issues connected with the safe manufacture, disposal and treatment of products at the end of their working life. During 2005, we assessed the impact of both the Waste from Electrical and Electronic Equipment (WEEE) Directive, which came into effect in August 2005 and the Restriction on use of Hazardous Substances in Electrical and Electronic Equipment (RoHS) Directive which comes into effect in July 2006. Based on this assessment, we believe there is limited application of the WEEE Directive to our operations as it is not applicable to the integrated circuits that we manufacture. This is a matter which we will continue to monitor in respect of our developing operations.

We believe the RoHS Directive will apply to the Company. Work was undertaken during 2005 in preparation for the implementation of the requirements in 2006 as regards the selection and use of materials, focused primarily on reducing the lead content in our products. This work applies to both products in manufacture and those which presently are under development. We are also able to provide confirmation to our customers of the constituent materials in our devices, supported by detailed laboratory analysis. We expect to further develop our work in this area during 2006.

We recognise the importance of ensuring that our suppliers have appropriate policies and practices on SEE matters. As a result, we undertake periodic audits of our principal direct suppliers in relation primarily to environmental, but also considering social and ethical issues. The most recent audit was completed in April 2005.

We are also aware of the importance of ensuring that our products can be used in a safe manner. The Company considers that its products actively facilitate the safe and convenient use of a range of consumer products. We support our customers in the drive for ever smaller and cheaper mobile communication devices, employing low power radio waves. Through application of our technology, customers can supply mobile phones which facilitate compliance with the growing amount of legislation worldwide concerning the safe use of phones whilst driving.

Operating profit up 91%



$Millions
112
58
(2)
2003
2004
2005

Financial Review

International Accounting Standards

During the year, the Company adopted International Financial Reporting Standards for the first time. As a result prior period figures have been restated to comply with International Financial Reporting Standards. Full details of the adjustments on transition and of the related changes to accounting policies are included in notes 2 and 28 to the accounts.

Review of operations

$'000	2005	2004	Change 04/05
Revenue	486,531	253,146	+92%
Gross Profit	228,113	118,383	+93%
Gross Margin	46.9%	46.8%	
R&D	60,340	27,583	+119%
% of revenue	12.4%	10.9%	
SG&A	55,837	32,343	+73%
% of revenue	11.5%	12.8%	
Operating profit	111,936	58,457	+91%
% of revenue	23.0%	23.1%	
Earnings per share ($) (Diluted)	0.62	0.48	+29%

Revenue increased for the fifth consecutive year to $486.5 million and represented a 92% increase on 2004 revenue ($253.1 million). This level of growth was significantly above expectations at the beginning of 2005. This success was underpinned by a particularly strong performance in shipping BlueCore ICs into the mobile phone and headset segment where Bluetooth attach rates are increasing.

CSR places significant focus on controlling product costs and during 2005, has aggressively reduced costs in line with average selling prices. As a result, gross margins have been maintained at over 46%.

Operating costs have increased by 94% in 2005 over 2004 as CSR continues to invest in R&D for current wireless solutions as well as new projects. Investment in applications engineers and sales people continued during 2005 and general and administration costs have increased to support the growing levels of business.

Operating profit was $111.9 million at 23% operating margin compared to $58.5 million in 2004, (23% in 2004).

Investment income

Investment income increased to $3.2 million in 2005 compared to $1.2 million in 2004 as a result of increased levels of cash and cash equivalents, as well as higher UK and US interest rates.

Taxation

CSR made its first payment of UK corporation tax in July 2005. The effective tax rate for the year was 27.3% (note 8). This is below the statutory rate of 30% principally due to the availability of R&D tax credits.

Earnings per share

Earnings per share (diluted) was $0.62 for 2005, an increase of 29% compared to $0.48 for 2004. Basic earnings per share was $0.67 compared to $0.53 for 2004. It should be noted that 2005 was the first year in which CSR was chargeable to Corporation Tax (at 27.3%).

Net Assets up 78%



$ Millions
277
155
35
2003
2004
2005

Financial Position

	30 December 2005 $'000	31 December 2004 $'000
Non-current assets		
Goodwill	52,697	–
Other intangible assets	25,508	6,350
Property, plant and equipment	22,541	6,475
Deferred tax asset	18,137	8,112
	118,883	20,937
Current assets		
Inventory	69,672	30,088
Trade and other receivables	75,287	35,952
Treasury deposits	25,000	35,000
Cash and cash equivalents	99,386	75,074
	269,345	176,114
Total assets	388,228	197,051
Current liabilities	(109,212)	(38,800)
Non-current liabilities	(1,979)	(2,766)
Total liabilities	(111,191)	(41,566)
Net assets	**277,037**	**155,485**

Goodwill arose on the acquisitions of Clarity and UbiNetics during the year, which are discussed on page 25 and also detailed in note 23. Intangible assets include the net book value of the Group's software licences of $10.9 million (2004: $6.0 million) which support R&D, along with the $14.5 million of in-process R&D and customer contracts purchased as part of the acquisitions in the year (2004: $nil).

Trade receivables increased to $62.5 million (2004: $31.8 million) as a result of increased levels of business. Days' sales outstanding increased to 42 days (2004: 40 days) as a result of a higher proportion of business with direct customers who can command longer credit terms.

Inventory stands at $69.7 million (2004: $30.1 million), again reflecting increased levels of business. CSR aims to keep sufficient inventory to meet the often short customer order lead times in this industry which results in inventory turns of between five and seven times in inventory.

Cash Flow

	2005 $'000	2004 $'000
Operating profit	111,936	58,457
Non-cash items	12,407	8,393
Working capital	(21,059)	(31,003)
Taxation	(8,102)	(1,939)
Interest paid	(213)	(308)
Net cash from operating activities	**94,969**	**33,600**
Treasury management	12,878	(33,787)
Acquisitions	(64,464)	–
Capital expenditure	(18,673)	(7,244)
Financing	172	57,208
Net cash inflow	**24,882**	**49,777**

During 2005 there has been a cash inflow of $24.9 million (2004: $49.8 million). Operating cash flow contributed $95.0 million (2004: $33.6 million), with $64.5 million (2004: $nil) spent on acquisitions and capital expenditure of $18.7 million (2004: $7.2 million). Net tax paid was $8.1 million (2004: $1.9 million) and cash inflow from financing was $0.2 million (2004: $57.2 million).

The significant growth in CSR has resulted in the requirement for a $21.1 million (2004: $31.0 million) investment in working capital in 2005 impacting operating cash flow.

Capital expenditure of $18.7 million (2004: $7.2 million) reflects the continued investment in test and computer equipment and CAD software required to support current and future R&D projects as well as the purchase of production testers to enable more cost effective testing. This expenditure represents 3.8% of revenue (2004: 2.8%). CSR's longer term target for expenditure on tangible and intangible assets is estimated at 4% to 5% of revenue.

Net Cash from Operating activities up 183%


$ Millions
95
34
3
2003
2004
2005

Capital structure and Liquidity

The issued share capital at 30 December 2005 was 127,879,155 ordinary shares of 0.1 pence each (2004: 122,101,811). As a result of the funds raised through the initial public offering in March 2004 and the subsequent positive operating cashflows, CSR has a total of $124.4 million of treasury deposits, cash and cash equivalents at 30 December 2005 (2004: $110.1 million). CSR therefore currently expects to fund its current and future operations from its existing cash resources.

Dividend Policy

The Company currently intends to retain future earnings to fund the development and growth of the business. Any payment of future dividends will be at the discretion of the Board after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Foreign exchange and Treasury policy
CSR has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since the year end in the major financial risks faced by the Company. The audit committee of the Board reviews and agrees policies for managing foreign exchange and interest rate exposure risks. The Company's financial instruments comprise cash and cash deposits and items such as trade receivables and creditors which arise in the normal course of business. It is the Company's policy not to enter into speculative transactions.
Substantially all of the Company's sales and costs of sales are denominated in US dollars, the Company's functional currency. A majority of the Company's overhead costs and other fixed costs are denominated in GBP. This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates and the impact of such fluctuations could be material. Accordingly, the Company enters into hedging transactions pursuant to which it purchases GBP under forward purchase contracts in order to cover its GBP exposure. These transactions necessarily involve judgements and assumptions about future expense levels, and, as a result, do not entirely eliminate the Company's exposure to currency fluctuations. Further, whilst the hedging transactions provide fixed currency rates for periods covered by the contracts, the transactions will not protect the Company from long term underlying movements in currency rates. The average USD/GBP rate achieved in 2005 was 1.7792 and 2006 contracts are in place at an average of 1.8026.

Business Risks

The Annual Report contains certain forward-looking statements. These statements are made by the directors in good faith, based on the information available to them up to the time of the approval of this report. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

There are a number of potential risks and uncertainties which could have a material impact on the Group's long term performance:

Fabless Business Model. The Company uses independent suppliers to manufacture, assemble and test all of its products. As a result, the Company's business model is less capital intensive. TSMC, the world's largest semiconductor manufacturer is the Company's principal wafer foundry. ASE performs substantially all of the assembly and testing of CSR's ICs. CSR is therefore reliant on these independent suppliers to provide the required capacity to manufacture, assemble and test all of its products and to provide high quality products on time.
The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundry and production assembler to resolve issues.

Product Design Cycle. The design cycle for the Company's ICs in Bluetooth enabled products can take up to 24 months to complete and volume production of products using the Company's ICs can take an additional 6 months or more. This lengthy design cycle makes forecasting product demand and the timing of orders difficult for the Company. In addition, the delays inherent in lengthy design cycles increase the risk that the Company's customers may seek to cancel or modify orders.

Delays in new products due to complexity. The Company's products are complex and may contain undetected hardware and software errors or failures when first introduced or as new versions are tested. The resolution of these errors could cause the Company to invest significant capital and other resources and divert its technical staff from other development efforts. If CSR delivers products with errors, defects or bugs, its credibility and the market acceptance and sales of its products could be harmed.

Transitioning to smaller geometry process technologies. To remain competitive, the Company expects to continue to transition its semiconductor products to increasingly smaller line width geometries. This transition requires modification to the manufacturing processes and the re-design of some products as well as standard cells and other integrated circuit designs that may be used in multiple products. This may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

Product Life Cycle; Declining Prices. The life cycle of the Company's ICs can be relatively short. The average selling prices of the Company's ICs will generally fall over the product's life cycle. The Company's ability to increase turnover, therefore, depends on its ability to increase unit volume and to introduce new products that are accepted by customers.

Terms of Sale. Sales are made through purchase orders with specific terms and conditions. Industry practice does, however, allow customers to re-schedule and cancel orders on relatively short notice. As a result, backlog may not be an accurate indicator of future turnover. Customer order cancellations and changes in product specifications could result in a loss of turnover and excess inventory.

Seasonality. Principally all of the Company's customer design wins have been in products with consumer electronic applications. As a result, CSR expects its business to be subject to seasonality, with increased turnover in the period April to November with a slowdown in activity in December and into the first quarter of the following year.

Cyclicality. The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions. Such periods have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices.

New revenue sources. The Company's future success is dependent upon our ability to develop new semiconductor solutions for existing and new markets, introduce these products in a cost-effective and timely manner, and convince leading equipment manufacturers to select these products for design into their own new products.

Reliance on success of customers' products. The Company relies on equipment manufacturers to select our products to be designed into their products. Furthermore, even if an equipment manufacturer selects CSR's product, we cannot be assured that their product will be commercially successful. As a result, sales of the Company's products are largely dependent on the commercial success of customers' products.

Inability to protect the Company's intellectual property. The success of CSR depends on our ability to protect our intellectual property and trade secrets. Despite prudent steps taken by the Company to protect its proprietary rights, third parties may attempt to copy aspects of CSR's products and seek to use information that CSR regards as proprietary. There is a risk that the Company's means of protecting its intellectual property rights may not be adequate and weaknesses or failures in this area could adversely affect CSR's business.

Infringement of third party intellectual property rights. Companies in the semiconductor industry often aggressively protect and pursue their intellectual property rights. Claims against the Company could adversely affect our ability to market our products, require us to re-design products or seek licences from third parties, and seriously harm the Company's operating results. In addition, the defence of such claims could result in significant costs and divert the attention of the Company's management or other key employees.

Management of the Company are constantly considering and reviewing risk. In addition the Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed regularly by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the directors are aware of the potential cost and resources involved in managing these risks. Details on the identification and management of risks are also addressed on pages 34 and 35 in the Corporate Governance Report.

Critical Accounting Policies

The preparation of these financial statements under IFRS requires management to make estimates and judgements that affect the reported amount of assets, liabilities, turnover and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, CSR evaluates estimates, including those related to uncollectable accounts receivable, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations and contingencies and litigation. The Company's estimates are based on historical experience and on various other assumptions that CSR believes to be reasonable under the circumstances, the results of which form the basis for making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from the estimates under different assumptions and conditions.

CSR believes the following critical accounting policies are important in understanding the Company's Consolidated Financial Statements:

Inventory valuation. Inventories are stated at the lower of cost and net realisable value. Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required.

Impairment of non current assets including goodwill. An annual impairment test is performed in respect of goodwill. In addition CSR assesses its non current assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable. Indicators of potential impairment include changes in the Group's business plans, failure to meet performance projections included in our forecasts of future operating results, and a slowdown in the worldwide economy or the semiconductor industry.

The assessment for impairment entails comparing the carrying value of the non-current asset with the recoverable amount of the asset, that is, the higher of net realisable value and value in use. Value in use is usually determined on the basis of discounted estimated future net cash flows. Significant management judgement is required in the forecasts of future operating results that are used in the discounted estimated future net cash flows. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur additional impairment charges.

Foreign Currencies. The functional currency of the Group is the US dollar. The majority of sales are billed in US dollars and the cost of product purchased is in US dollars. A significant proportion of the Group's operating expenses, however, are paid for in pounds sterling, exposing the Group to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. However exposure to fluctuations in foreign currency exchange rate movements still exists and could impact results. The Group does not use derivative financial instruments for speculative purposes.

Research and Development. Expenditure on research activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Where a product can be identified, its cost can be measured, it is technically feasible and it is probable it will generate future economic benefits, development costs are capitalised and amortised on a straight-line basis over the estimated useful life of the respective product. The Company believes its current process for developing products is essentially completed when products have achieved the 'Transfer to Production' status as it is only then that technical feasibility of the products to be manufactured and sold to the commercial marketplace is confirmed. Accordingly, development costs incurred after the establishment of technical feasibility have not been significant and, therefore, no costs have been capitalised to date. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Share options: The share option schemes allow Group employees to acquire shares of the Company.

Share options granted before 7 November 2002
No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated between share capital and share premium.

Share options granted after 7 November 2002 and vested after 1 January 2005
IFRS 2 "Share-based payments" is effective in respect of options and share awards granted after 7 November 2002 and which had not vested as at 1 January 2005. The Group issues equity-settled share-based payments to certain employees. Equity settled share-based payments are measured at the fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. The fair value of the majority of options granted is measured by use of a Black-Scholes model, taking into account the terms and conditions upon which the options were granted. For certain share options which include total shareholder return related conditions, the fair value is estimated through the use of a Monte-Carlo simulation.

The amount recognised as an expense is adjusted to reflect the actual number of shares that vest. Non-market vesting conditions are included in assumptions about the number of shares that are expected to become exercisable. The estimates of the number of shares that are expected to become exercisable are reviewed at each balance sheet date. The impact of the revision of original estimates, if any, is recognised in the income statement and a corresponding adjustment to equity. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium (the balance) when the options are exercised.

The deferred tax on the employee share options and share awards which were granted after 7 November 2002 is computed on a different basis to that used for calculating the share option and share award expense in the income statement and as a result the effective tax rate may be affected by the calculation at each period end. Similarly the amount of current tax payable is affected by the tax relief available when share options and share awards are exercised by employees. The timing of this relief is not possible to predict as it is dependent on the decisions of individual share option and share awards holders.

Paul Goodridge
Finance Director

Statement of compliance

The Company supports the principles of corporate governance contained in the Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority.

The Board is accountable to the Company's shareholders for good governance. The Company has throughout the year complied with the majority of the provisions of the Combined Code – Principles of Good Governance and Code of Best Practice. The statements below describe how the Company has applied the principles identified in the Combined Code and areas where the Company is presently working towards compliance.

The Board

As at 30 December 2005, the Board comprised nine members being the Chairman, Mr John Whybrow, who served throughout the year, five executive directors and three non-executive directors. The four executive directors who served throughout the year were Mr John Hodgson, Chief Executive Officer; Mr Paul Goodridge, Finance Director; Mr James Collier, Chief Technical Officer and Mr Glenn Collinson, Sales Director. Effective 1 December 2005, Mr John Scarisbrick, formerly a non-executive director of the Company, was appointed Chief Executive Officer Designate. Mr Hodgson retired on 28 February 2006 and, effective 1 March 2006, Mr Scarisbrick was appointed Chief Executive Officer.

The non-executive directors, who served throughout the year were Mr David Tucker and Mr Ron Mackintosh. Mr Anthony Carlisle was appointed a non-executive director on 1 July 2005. Mr John Scarisbrick stood down as a non-executive director on 1 November 2005. Mr Mike Shone stood down as a non-executive director on 31 March 2005.

Until 1 November 2005, when Mr Scarisbrick stood down as a non-executive director, the number of non-executive directors represented half the Board. As a consequence of the change, the proportion of non-executive directors does not represent half the Board and does not comply with the Code. It is the intention of the Board to appoint an additional non-executive director during 2006.

Mr David Tucker is the Senior Independent Director. Mr Goodridge has throughout the year been the director responsible for health and safety within the Company. The directors possess diverse business experience in spheres complementary to CSR's activities, as well as other sectors. Biographies of the directors are shown on pages 36 and 37. Mr Brett Gladden served as Company Secretary throughout the year.

The Chairman, Mr John Whybrow is also chairman of Wolseley plc and a non-executive director of DSG international plc, positions which he held at the time of his appointment as Chairman to the Company.

The Board considers that the time which Mr Whybrow provides to the Company and his availability to directors and senior management is more than adequate. Mr Whybrow provides strong leadership and contributes valuable experience and knowledge to the business of the Company and the conduct of the Board and its committees.

In accordance with the provisions of the Combined Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

The Board meets regularly during the year as well as on an ad-hoc basis as required by time critical business needs. The Board is responsible to shareholders for the effective and proper management and control of the Company and has a formal schedule of matters reserved for its decisions. Its primary roles are to determine and review Company strategy and policy, consider acquisitions and disposals, assess requests for major capital expenditure and give consideration to all other significant financial matters. This process is undertaken following discussions in conjunction with senior executive management who in turn are responsible for day to day conduct of the Group's operations and for reporting to the Board on the progress being made in meeting the objectives. The Board met eight times during the year and the attendance of each of the directors is shown on page 35. Mr Scarisbrick attended all meetings but did not participate in discussions concerning the Board's consideration of the acquisition of the software business of UbiNetics Holdings Limited, of which he was a shareholder and non-executive director, or on matters associated with the appointment of a new Chief Executive Officer where the potential for conflict of interest had been identified.

During the year, the Board undertook a formal process of performance evaluation. Each director completed an internally produced questionnaire covering a wide range of matters associated with the activities and conduct of the Board and its committees. The process was conducted without reference to external agencies. The responses to the questionnaire were discussed as an agenda item at the Board's full meeting in November 2005. The overall conclusion was that the Board and its Committees were performing appropriately.

The Chairman holds regular meetings with all the directors individually. In addition, prior to the year end, the Chairman held a meeting of the non-executive directors to discuss the performance of the executive directors.

In accordance with the Company's Articles of Association, all directors are required to retire and submit themselves for re-election at least once every three years. It is the policy of the Board that non-executive directors are appointed for an initial term of three years, following which it will be reviewed and as appropriate, extended for a further three year period. Non-executive directors should not generally serve for more than nine years.

On appointment, all directors are advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company's expense.

In accordance with the Company's Articles of Association, directors are granted an indemnity from the Company to the extent permitted by law in respect of liabilities incurred as a result of the performance of their duties in their capacity as directors to the Company. The indemnity would not provide any coverage to the extent that a director is proved to have acted fraudulently or dishonestly. The Company has also arranged insurance coverage in respect of legal action against the directors and officers.

Communications with shareholders

Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its major shareholders through regular meetings and presentations following announcements of each quarter's results. The Senior Independent Director, Mr David Tucker, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. Although the non-executive directors are not asked at present to meet with the Company's shareholders, their attendance at the Annual General Meeting is required. Corporate information is also available on the Company's website, www.csr.com.

Committees of the Board

The Board has three committees, Remuneration, Nomination and Audit, whose members comprise the Chairman and non-executive directors. In accordance with the Combined Code, the duties of the committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company's website, www.csr.com. Membership of the committees is shown on pages 36 and 37. The Company Secretary acts as secretary to each of the committees.

Remuneration Committee

Mr Ron Mackintosh is the Chairman of the Remuneration Committee. The other members of the Committee at 30 December 2005 were Messrs Carlisle, Tucker and Whybrow. The principal function of the Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Committee met three times during the year and the attendance of its members is shown in the table on page 35.

During 2005, in order to comply with the Code, Mr Whybrow stood down as Chairman of the Remuneration Committee, although he remains a member of the Committee. The Board considers this to be appropriate given his experience in this role in other listed companies and the contribution which he makes to matters which the Committee considers.

The report to shareholders on how directors are remunerated, together with details of individual directors' remuneration are shown on pages 40 to 47.

Nomination Committee

Mr John Whybrow is the Chairman of the Nomination Committee. The other members of the Committee at 30 December 2005 were Messrs Carlisle, Mackintosh and Tucker. Mr Scarisbrick served as a member of the Committee during 2005 until, following discussions with the Chairman, he declared an interest in the appointment as Chief Executive Officer to the Company. Thereafter he took no part in the business of the Committee where it concerned the appointment of the new Chief Executive Officer.

The Committee meets as appropriate to consider appointments to the Board. The Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience, age and term of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group. The Committee retains external search consultants as appropriate and during 2005 engaged Egon Zehnder International to assist in the appointment of an additional non-executive director which was completed with the appointment in July 2005 of Mr Carlisle. Capital Christian Timbers were also engaged during 2005 to assist in the appointment of a Chief Executive Officer.

The appointment of the new Chief Executive Officer was completed in November 2005 following a thorough process. Capital Christian Timbers assisted in the development of a candidate profile following meetings with the members of the Committee and the executive directors. They also undertook initial search and analysis of all candidates, reporting the results to the Committee and thereafter to the Board, and assisted in the conduct of meetings between candidates and members of the Board.

During 2005, the Committee met a total of eight times, seven of which were as part of the formal business of the Board, to discuss the appointments of a non-executive director and of a new Chief Executive Officer. This ensured that the views of the executive directors were taken into consideration.

Audit Committee

Mr David Tucker is the Chairman of the Audit Committee. The other members of the Committee at 30 December 2005 were Messrs Carlisle, Mackintosh and Whybrow. The Board is satisfied that Mr Tucker, a chartered accountant with extensive experience through his past and present involvement as chairman of the audit committees of various listed companies, brings recent and relevant experience to the Committee. Mr Whybrow, Chairman of the Company also serves on the Committee. The Board considers this to be appropriate, given his experience in other listed companies as well as the contribution to and the benefit derived from participating in matters which the Committee considers. The experience and expertise of the members of the Committee are summarised on pages 36 and 37. The attendance of its members is shown in the table on page 35.

The Committee met four times during the year and reported its conclusions to the full Board. The Committee invites the Chief Executive Officer, the Finance Director, the Internal Auditor and senior representatives of the external auditors to attend meetings as appropriate to the business being considered. In addition, the Committee has the right to invite any other employees to attend meetings where this is considered appropriate.

The Committee is responsible for the development, implementation and monitoring of the Company's policy on external audit and for overseeing the objectivity and effectiveness of the auditors.

The Committee recommends the appointment and re-appointment of the Company's external auditors and considers the scope of their audit work, the terms of their appointment, their fees and the cost effectiveness of their work. During 2005, as part of its formal business, the Committee met on three occasions with the external auditors. On two occasions the Committee also held separate meetings with the external auditors at which no executive director or employee of the Company was present.

The Committee is aware of the audit and non-audit services which have been provided by the Company's external auditors, Deloitte & Touche LLP during 2005. Those non-audit services concerned advice on tax matters which was considered to be appropriate, given their in-depth knowledge of the affairs and financial practices in the Group. The Committee is satisfied that, notwithstanding this work, Deloitte & Touche LLP have retained objectivity and independence during the year.

Deloitte & Touche LLP have been the Company's auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly. In 2005 the Board requested that a formal review of the audit be undertaken with due regard for good governance and to ensure shareholders are receiving the best available service.

This review commenced in December 2005 and will be completed to allow a recommendation to be put to shareholders for their consideration at the Annual General Meeting to be held on 2 May 2006. More particulars on the matter are contained in the Notice of the Annual General Meeting and the Chairman's letter accompanying the Annual Report.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has a policy of permitted services which details the services that can be provided by the Company's auditors and those services which require specific approval by the Committee. The policy also details services that the Company's auditors are not permitted to provide. The policy has been complied with throughout the year.

The Committee reviews, where practicable, all proposed announcements to be made by the Company to the extent they contain financial information. During the year, the Committee has received regular updates on the introduction of International Financial Reporting Standards and the impact of their adoption on the Company and has monitored progress in meeting the new reporting requirements. The Committee also monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the statement on internal controls before they are agreed by the Board for each year's annual report.

The Chairman of the Committee attends the Company's Annual General Meeting to respond to any shareholder questions that might be raised concerning the Committee's activities.

Internal control

Philosophy and policy

The objective of the directors and senior management is to safeguard and increase the value of the business and assets of the Company. Part of this objective requires the development of relevant policies and appropriate internal controls to ensure proper management of the Company's resources and the identification of risks which might serve to undermine them.

The Board is ultimately responsible for the Company's system of internal control and for reviewing its effectiveness. The systems and processes established by the Board are designed to manage, rather than eliminate the risk of failure to achieve business objectives and provide reasonable, not absolute assurance against misstatement or loss.

The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company's senior management, in conjunction with external advisers are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Committee.

The Committee reviews the findings to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Company and consideration of reports that have been submitted. These findings are in turn discussed by the full Board. The Board is satisfied that this process accords with the internal control guidance for directors set out in the Turnbull Report "Internal Control: Guidance for Directors on the Combined Code" and that through its interface with management, the Board is aware of the major risks facing the Company and the steps taken by the Company where possible to mitigate such risks. The risk evaluation process described in this report has been in place for 2005 and up to the date of approval of the annual report and financial statements.

Managing risks

A summary of the structures and processes in place to identify and manage risks across the Group are set out on page 35.

Risk profiling

There is an ongoing process to identify and evaluate risks faced by the Company, through the conduct of regular meetings by the Company's senior management. Findings are reported to the Committee together with recommended actions and a timetable for implementation. A list of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. The schedule, along with other management information, is used to develop an overall assurance plan for the Company.

Controlling risk

The Company has policies which address a number of key business risks, including financial, treasury and health and safety. The policies are made available to relevant employees through policy manuals, an intranet site and also via employee briefings on specific topics as appropriate. The Company also has a formal whistle blowing policy which has been communicated to all employees and which provides information on the process to follow in the event any employee feels it appropriate to make a disclosure. The Audit Committee satisfies itself periodically that the policy provides an adequate basis for employees to make representations in confidence to the Company and for appropriate and proportionate investigation. The Group carries out a programme of management self-assessments over the status of key business risks through formal reviews which consider the risks faced by the business, how these might be mitigated and who within the Company is responsible for implementing agreed actions. Where appropriate, external advisers are appointed in order to support this process.

Monitoring and managing the status of residual risk

The actions arising from these assessments are consolidated and during 2005 the results were reported to the Audit Committee.

The Committee assesses the findings and proposed actions for addressing residual risks and also advises on areas for further attention.

Internal financial controls

The Company has a comprehensive system for regular monitoring and reporting of financial performance and assessing the adequacy of the Group's systems of internal controls. Risk assessment and evaluation is an integral part of the annual planning cycle. This includes assessment of the Company's strategic direction, objectives and financial returns and the risks in achieving them.

As part of the planning cycle, a detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Company's overall performance is assessed. The results of these reviews are in turn reported to and discussed by the Audit Committee and the Board at each meeting.

A summary of the key financial risks inherent in the Company's business is given on pages 29 and 30.

These processes are supported by discreet reviews conducted by external advisers, as determined by the Committee, in addition to the routine audits.

In October 2005, the Company appointed an Internal Auditor. The Committee will review the effectiveness of the internal audit function including the development of the function in the coming year against objectives which will be agreed with the Committee.

The Board confirms that it has reviewed the effectiveness of the system of internal controls for the 52 weeks ended 30 December 2005.

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its committees held during the year. A comprehensive file of briefing papers and a meeting agenda is provided for each director in advance of each meeting. Decisions are taken by the Board, in conjunction, where appropriate, with the recommendations of its committees and advice from external consultants and executive management. In addition, during those months when a Board meeting is not scheduled, a pack of management reports, including financial analysis is sent to each of the directors.

	Board	Audit	Remuneration	Nomination
No. of meetings	8	4	3	8
J S Hodgson	8	–	–	–
J D Y Collier	8	–	–	–
G Collinson	8	–	–	–
P G G Goodridge	8	–	–	–
A Carlisle[2]	3	1	2	2
R Mackintosh	8	4	3	8
J Scarisbrick	8	–	1	4
D Tucker	8	4	3	8
J W Whybrow	8	3	3	8
M L Shone[1]	1	1	1	1

[1] Stepped down from the Board 31 March 2005
[2] Appointed to the Board 1 July 2005

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 2 May 2006, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders.

By Order of the Board
Brett Gladden
Secretary
28 February 2006

Board of Directors



● Remuneration Committee
■ Audit Committee
▲ Nomination Committee

John Whybrow ●■▲
Chairman,
Chairman Nomination Committee
John Whybrow served as non-executive director of the Company since December 2003 and was appointed Chairman in March 2004. Having spent the majority of his career with Philips Electronics, he was appointed president & CEO of Philips Lighting Holdings BV, based in Holland, in 1995, becoming executive vice president of Royal Philips Electronics BV and member of the Board of Management in 1998. He returned to the UK in 2002, becoming chairman of Wolseley plc having been a non-executive director of the company since 1997. He is also a non-executive director of DSG international plc. Mr Whybrow is a graduate of the Imperial College, London where he completed a degree in Mechanical Engineering. He also has an MBA from Manchester Business School. Age 58.

John Hodgson
Chief Executive Officer
(retired 28 February 2006)
John Hodgson served as the Company's Chief Executive Officer from February 2000 to February 2006. From April 1997 to July 1999, Mr Hodgson served as senior vice president of worldwide sales and technology centres at VLSI Technology. From January 1990 to April 1997, Mr Hodgson served as vice president for worldwide sales and marketing and corporate officer at Lucent Microelectronics. Prior to 1990, Mr Hodgson was a co-founder, director and executive vice president at VTC Inc., a start up semiconductor company, and prior to that held a number of executive, sales and technical positions at various semiconductor companies, including Fairchild Semiconductor and Texas Instruments. Mr Hodgson holds a B.Sc. from Leeds University. Mr Hodgson retired from the Company and stood down from the Board on 28 February 2006. Age 62.

John Scarisbrick
Chief Executive Officer
(effective 1 March 2006)
John Scarisbrick was appointed Chief Executive Officer on 1 March 2006, having been Chief Executive Officer Designate since 1 December 2005. Mr Scarisbrick joined the board of CSR in June 2004 as a non-executive director. He has extensive experience in the telecommunications and semiconductor sectors, having worked for Texas Instruments for 25 years in a variety of senior roles including President TI Europe and a Senior Vice President of Texas Instruments Inc responsible for TI's $5 billion Application Specific Products chip business and led the team which created TI's Digital Signal Processor business. Prior to TI, Mr Scarisbrick worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of ARM Holdings plc and Intrinsity Inc and is chairman of Cambridge Positioning Systems Limited. Age 53.

James Collier
Chief Technical Officer,
Co-founder
James Collier has served as the Company's Chief Technical Officer since CSR's establishment in April 1999. Mr Collier is a co-founder of CSR. Between 1984 and April 1999, Mr Collier held a number of executive and technical positions at Cambridge Consultants Ltd, where he formed the microelectronics group in 1987. Prior to 1984, Mr Collier held a number of executive and technical positions at Schlumberger. Mr Collier has a degree in physics from Oxford University. Age 47.



Glenn Collinson
Sales Director, Co-founder
Glenn Collinson has served as CSR's Sales Director since August 2002. Mr Collinson is a co-founder of CSR. Between October 1996 and 1999, Mr Collinson served as a senior engineer and then as a marketing manager at Cambridge Consultants Ltd. Prior to that, he served as a design engineer and marketing manager at Texas Instruments Limited. Mr Collinson is a non-executive director of Sonaptic Limited. Mr Collinson holds a B.Sc. in physics, an M.Sc. in electronics from Durham University, and an MBA from Cranfield University and is a member of the Institute of Electrical Engineers.
Age 42.

Paul Goodridge
Finance Director
Paul Goodridge has served as Finance Director for CSR since January 2002, having joined the Company in 2000. Prior to joining CSR, Mr Goodridge was head of UK finance for PA Consulting. From 1990 to 1997 Mr Goodridge had a variety of senior financial positions at Black & Decker Inc. and Charringtons Fuels Limited. Mr Goodridge is a member of the Institute of Chartered Accountants in England and Wales.
Age 40.

Ron Mackintosh ●■▲
Non-executive Director, Chairman Remuneration Committee
Ron Mackintosh was appointed a non-executive director of CSR in May 2004. Mr Mackintosh has held a number of senior executive positions in European technology companies. Between 1992 and 2000 he was chief executive of Computer Sciences Corporation's (CSC) European business which had revenues of $2.5 billion. He is also a former director and interim CEO of Gemplus SA, the world's largest smartcard manufacturer. Mr Mackintosh is a non-executive director of software company Royalblue PLC, chairman of software company Smartstream Technologies Ltd and chairman of Differentis, a privately owned IT consultancy which he co-founded in July 2000.
Age 57.

David Tucker ●■▲
Non-executive Director, Senior Independent Director, Chairman Audit Committee
David Tucker joined CSR as a non-executive director in January 2004. After nineteen years as an investment manager with M&G unit trusts, Mr Tucker retired as deputy managing director in 1988. He is currently a non-executive director of Edinburgh UK Tracker Trust plc where, until April 2005, he was chairman and is a non-executive director of Rexam PLC where he chairs the audit committee. He is also a trustee of the Mineworkers' Pension Scheme. Mr Tucker is a member of the Institute of Chartered Accountants in England and Wales.
Age 66.

Anthony Carlisle ●■▲
Non-executive Director
Mr Carlisle was appointed a non-executive director of CSR in July 2005. Mr Carlisle is an executive director of Citigate Dewe Rogerson, where he is responsible for strategic consultancy and client services. He has over thirty years experience in marketing and communications, advising major companies in the UK and internationally. He holds a BA in Economics and is a Fellow of the Institute of Public Relations.
Age 59.

Introduction
The directors present their report on the affairs of the Group, together with the financial statements of the Company for the 52 weeks ended 30 December 2005.

Activities and business review
CSR is a leading developer and provider of single chip wireless solutions designed to support data and voice communications between a wide range of products over short range radio links. More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses, are set out on pages 6 to 11. Details of the subsidiaries and branches of the Company are set out on page 85.

On 15 March 2005, through an indirect wholly owned subsidiary, the Company acquired the entire issued share capital of Clarity Technologies, Inc. ('Clarity') for a consideration of $17.1 million, payable in cash. More information on Clarity is given on page 8.

On 17 August 2005, the Company completed the acquisition of the software business of UbiNetics Holdings Limited for a consideration of $48 million payable in cash. More information on the integration of UbiNetics (VPT) Limited and its operations with those of the Company are given on page 8.

Financial results
The Group's consolidated income statement, set out on page 52 shows an increase to $111.9 million in operating profit compared to an operating profit in 2004 of $58.5 million. Turnover increased by 92% to $486.5 million from $253.1 million and diluted earnings per share were $0.62 from $0.48 in 2004. A detailed analysis of the Group's performance is set out on pages 22 to 31. The use of financial instruments is covered within the business review section.

In accordance with stated policy, no dividend will be paid in respect of the 52 weeks ended 30 December 2005.

Future development
It remains the Board's intention to develop the Group through organic growth and selective acquisition.

Directors
Details of the directors of the Board who served during the year are contained on page 32. Biographies of the directors in office at 30 December 2005 are on pages 36 and 37.

The interests of the executive directors in the options of the Company are detailed in the Report of the Remuneration Committee on page 47.

Directors' interests in shares
The register kept by the Company pursuant to section 325 of the Companies Act shows that the Directors in office at 30 December 2005 and their families had the under-mentioned interests in the ordinary shares of the Company.

	30 December 2005	1 January 2005
James Collier	1,509,898	2,119,898
Glenn Collinson	1,715,840	2,696,840
Paul Goodridge	–	2,946
John Hodgson	942,082	942,082
Ron Mackintosh	20,000	20,000
David Tucker	80,000	60,000
John Whybrow	120,000	100,000

In accordance with the Articles of Association, the director retiring at the Annual General Meeting will be Mr Anthony Carlisle, as he has been appointed since the last meeting. Being eligible, Mr Carlisle offers himself for election. Mr John Whybrow, Mr David Tucker and Mr Paul Goodridge are retiring by rotation and, being eligible, offer themselves for re-election.

Payment of creditors
In the UK, the Company agrees payment terms with its suppliers when it enters into binding purchase contracts. At 30 December 2005 the number of creditor days outstanding for the Company was 30 (2004 – 58) and for the Group was 62 (2004 – 58).

Donations
The Company and employees support a number of charities for a variety of causes. During the past year the most significant contributions have been made in response to the Tsunami in December 2004 that affected large areas of south east Asia and the earthquake in October 2005 in Pakistan. In both cases the Company agreed to match total giving made by employees and as a result a total amount of $30,000 was donated to the Disasters Emergency Committee in response to the Tsunami and a total amount of $17,000 was donated to the Red Cross following the earthquake in Pakistan. The Company did not make any political donations during the year.

Directors' responsibility statement
The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRSs) and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance

with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Boards' 'Framework for the Preparation and Presentation of Financial Statements'. A fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors, having prepared the financial statements, have permitted the auditors to take whatever steps they consider appropriate for the purpose of enabling them to give their audit opinion.

Substantial shareholdings

The following interests of 3% or more in the issued share capital of the Company appears in the register maintained under the provisions of Section 211 of the Companies Act 1985.

	Disclosed holding* ordinary share capital	% of issued
Fidelity, FMR Corp, Fidelity International Ltd	17,928,645	13.96%
Wellington Management Company LLP	5,466,600	4.26%
Deutsche Bank AG	5,095,839	3.97%
Lloyds TSB Group Plc	4,892,758	3.81%
Legal & General Group Plc	4,377,040	3.41%
Morgan Stanley Securities Ltd	4,165,759	3.24%

*at 20 March 2006

Going concern

After making due enquiries, the directors have a reasonable expectation at the time of approving the financial statements that the Group has adequate financial resources to continue to operate for the foreseeable future and, consequently, continue to use the going concern basis for preparing the financial statements which follow.

Auditors

Deloitte & Touche LLP have been the Company's auditors since July 2002 and the cost, scope and effectiveness of the audit are reviewed regularly. In 2005 the Board requested that a formal review of the audit be undertaken with due regard for good governance and to ensure shareholders are receiving the best available service.

This review commenced in December 2005 and will be completed to allow a recommendation to be put to shareholders for their consideration at the Annual General Meeting to be held on 2 May 2006. More particulars on the matter are contained in the Notice of the Annual General Meeting and the chairman's letter accompanying the Annual Report.

By Order of the Board
Brett Gladden
Secretary
28 February 2006

Introduction
The Board presents the remuneration report for the 52 weeks ended 30 December 2005.

The Board sets the Company's remuneration policy. The Remuneration Committee ('the Committee') makes recommendations to the Board within its agreed terms of reference (available on the Company's website www.csr.com or from the Company Secretary at the Company's registered office) on the Company's framework of executive remuneration and its cost. It also determines on behalf of the Board, specific remuneration packages for each of the executive directors and for the Chairman. The Committee administers the Company's share incentive plans for employees and monitors and makes recommendations on the level and structure of remuneration for senior management who report to the Chief Executive. The Board itself determines the remuneration of the non-executive directors. No director plays a part in any discussion about their own remuneration.

During the year, Mr Whybrow stood down as chairman of the Committee and Mr Mackintosh was appointed as chairman. The other current members of the Committee, all of whom are independent non-executive directors within the definition of the Code are set out on page 33 and the Company Secretary acts as its secretary. Mr Scarisbrick was a member of the Committee until 1 November 2005. None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Company. An evaluation of the performance of the Committee was conducted during the year in regards to which more information is contained in the Corporate Governance report on page 32.

The Committee has access to detailed external research from independent consultants. For the period to May 2005 professional advice was provided by PricewaterhouseCoopers LLP and PinsentMasons LLP each of whom were appointed by the Committee. For the period since October 2005, professional advice has been provided by New Bridge Street Consultants LLP and Slaughter and May, the latter advising the Committee in respect of the service agreement for Mr Scarisbrick. Both advisers were appointed by the Committee. Slaughter and May act as legal advisers to the Company generally. New Bridge Street Consultants LLP provides no other services to the Company.

In determining the remuneration policies and levels for the year, the Committee consulted Mr Hodgson (Chief Executive Officer) and following his appointment on 1 December 2005 as CEO Designate, Mr John Scarisbrick, about its proposals and invited them to attend Committee meetings, except where their own remuneration was discussed. Further information on meetings held and directors' attendance is disclosed in the Corporate Governance report on pages 32 to 35.

The Directors' report on remuneration for the year ended 31 December 2004 was approved by the shareholders at the Annual General Meeting held in May 2005. As required by the Companies Act, shareholders will be invited to approve this report at the Annual General Meeting to be held on 2 May 2006.

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration.

The Act requires the auditors to report to the Company's members on certain parts of the Report of the Remuneration Committee and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information
Remuneration Committee
Remuneration policy for the executive directors
Executive remuneration packages are designed in order to attract, motivate and retain employees of the highest calibre required by the Group in order to achieve its objectives, to meet the needs of our customers and enhance value to our shareholders. There are five main elements of the remuneration package for executive directors and senior management, which include medium and long term incentives comprising basic annual salary, benefits-in-kind, a money purchase pension, a cash bonus plan and participation in the Company's share incentive plans.

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance-related. The payment of both cash bonuses and the vesting of share incentives are subject to meeting performance conditions established by the Committee at the beginning of each financial year reflecting what, at that time, the Committee considers to be demanding targets. These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Company's potential future performance.

A detailed review of the remuneration policy of the Board was undertaken prior to the Company's flotation and in November 2005 at the time of the CEO Designate's appointment. The Committee considers that the present Board policy is appropriate and with the exception of the introduction of a share ownership guideline, EPS hurdles in respect of the vesting of awards under the Share Option Plan and an increase in the annual bonus potential, do not intend making changes to the structure or basic terms of the incentive arrangements for executive directors.

In November 2005, John Hodgson announced his intended retirement from the Company. The Committee considered the performance of the Company under both the CSR plc Share Option Plan and the CSR plc Share Award Plan and determined that the performance conditions should apply to awards in the event of his retirement but in respect of awards under the Share Award Plan time pro rating should not apply. The performance conditions have been satisfied under both plans over the shortened period to 30 December 2005. This decision was taken in recognition of his outstanding contribution to the earnings growth of the Company and to the support provided in facilitating a smooth handover to John Scarisbrick in the period from 1 November 2005 to John Hodgson's retirement. In accordance with the respective rules of the plans, these awards will be exercisable for a period of six months from his cessation of employment. With regard to the unexercised share options under the Global Share Option Plan, the Committee restricted the exercise period to the period of two years and three months from the date of retirement. No enhancements have been made to any element of his package and the bonus payable is in line with terms for the other executive directors.

In December 2005 the Company appointed John Scarisbrick as CEO Designate. With his extensive experience in the telecommunications and semiconductor sectors and his knowledge of CSR, his successful appointment was crucial to the future performance of the Company. To facilitate his recruitment, it was agreed that options and share awards would be made under the Company's Share Option Plan and Share Award Plan effective from his appointment. In addition given these exceptional circumstances on recruitment, the Company has conditionally awarded 100,000 deferred shares. These incentive awards are explained in more detail in this report. The Committee felt these awards were necessary and appropriate for a successful recruitment and consistent with the Committee's policy that a substantial proportion of remuneration should be in the form of long term incentives.

Basic salary

An executive director's basic salary is reviewed by the Committee prior to the beginning of each year and when an individual changes position or responsibility. When making a determination as to the appropriate remuneration, the Committee considers remuneration practices within the Group as a whole and where considered relevant, consults objective research on companies within the Group's UK listed peers with an international focus. The target salary is at the median, with the opportunity to go above this level, subject to sustained individual performance. With the exception of Mr Hodgson, who was paid in US Dollars, and Mr Scarisbrick, who is paid part of his remuneration in US Dollars and part in Pounds Sterling, the executive directors are paid in Pounds Sterling. Details of the basic salary of the executive directors for the period ending 30 December 2005 are set forth in the table on page 45.

Current salaries at February 2006 are:

John Scarisbrick	$700,000
James Collier	$434,361
Paul Goodridge	$390,038
Glenn Collinson	$390,038

Increases that took effect from 1 January 2005 and 1 January 2006 have been felt appropriate to meet the policy of mid market base pay set against UK listed companies of similar size and international focus and reflecting that the Company is competing in a global market. The appointment of the CEO Designate highlighted the need to maintain a competitive package within a highly challenging and evolving industry in which the Company has a market leading position yet competes with significantly larger overseas based companies. The Committee still feels that UK listed companies are the correct benchmark yet will keep this under review as the Company develops and expands further. Over the two years since flotation the profile of the Company's senior executives has increased significantly with diluted EPS rising from $0.03 per share in 2003 to $0.62 per share in 2005. This has been reflected by an increase in share price of 368% since flotation.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses. Mr Scarisbrick has been provided with a relocation allowance and homebuyer protection to facilitate re-location to Cambridge, where the Company's head office is located, subject to his moving in the next three years.

Cash bonus plan

The Committee is responsible for determining on what basis to incentivise employees, including executive directors, through a cash bonus plan. The Committee establishes against defined targets the minimum and subsequent thresholds at which a bonus will be payable and the maximum potential award. In setting appropriate bonus thresholds and targets, the Committee may refer to the objective research on a comparator group as noted above. The Committee seeks to apply performance conditions which are suitably demanding and aligned with the interests of shareholders.

For the cash bonus plan applicable to executive directors in 2005, the targets were set after considering the Company's budgeted operating profit and market expectations. The budget was agreed based upon objectives which were considered to be appropriate and stretching against the background of an operating profit for the year ended December 2004 of $58.5m.

Targets were set that required operating profit to reach $81.6 million for the minimum award of 3.3% of basic salary rising on a straightline basis to $91.5 million for an award of 20% and thereafter increasing on a straightline basis to the maximum award of 50% of basic salary for an operating profit of $103.5m or above. Mr Scarisbrick did not participate in the cash bonus plan for the year to 30 December 2005. For each of the other executive directors an award of 50% of basic salary was made in February 2006.

Report of the Remuneration Committee
continued

In accordance with the terms of his service agreement, the maximum bonus potential for 2006 is 100% of salary for Mr Scarisbrick. Following the November 2005 remuneration review, the Committee decided to increase the maximum bonus potential from 50% to 80% of salary for the other executive directors. This brings packages more into line with those of its UK listed benchmark group thereby maintaining a mid market competitive remuneration position following a strong period of growth since flotation and takes appropriate account of the fact that the Company is competing in a global market. Targets for the bonus plan for 2006 are also based on operating profits for the 52 weeks ending 29 December 2006 and taking account of market expectations.

Share option plans

The Company has four share option plans, intended to facilitate the motivation and retention of employees. Two of the plans were established prior to the Company's flotation, being the Founders Share Option Plan and the Global Share Option Plan. Whilst not all the awards under these two plans have fully vested, the schemes are closed for the purpose of any new awards, and neither scheme was used during 2005 for grants to executive directors or to other employees.

Following shareholder approval at the 2004 Annual General Meeting, the Company established the CSR plc Share Option Scheme (the 'CSOP'). The reason for the introduction of this scheme was to incentivise the executive directors and employees whilst aligning their interests more closely with those of the Company's shareholders following the Company's flotation. The Committee has responsibility for supervising the CSOP and the grant of options in accordance with its rules.

Options granted may be exercised between three and ten years after the date of grant, subject to the Company satisfying predetermined performance conditions. The performance criterion is based on growth in the Company's Earnings Per Share (EPS). For those awards made in 2005 to vest, the EPS growth must be greater than the growth in the Retail Prices Index plus a compound 4% per annum over a fixed period of three financial years beginning in 2005. No re-testing is permitted. The criteria, which was determined at the start of 2005, was considered by the Committee to be challenging given the financial performance of the Company to that point, the requirement for sustained growth over the three years and the fact that the Company would for the first time be paying corporation tax in the performance period.

The performance criterion, which applies to all participants, including executive directors, was chosen to ensure that the vesting of benefits was aligned to improved financial performance of the Company, from which shareholders would also benefit.

The rules of the CSOP do not allow for options to be granted at a discount to the Company's share price at the date of grant.

The Company's policy is to grant options to executive directors at the discretion of the Committee up to a maximum of 200% of salary, taking into account individual performance. Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of basic salary and which, in exceptional circumstances only, could be up to 400% of basic salary.

Under the service agreement entered into with John Scarisbrick, awards equivalent to 400% of his basic salary will be made in equal instalments of a quarter every three months commencing December 2005 and concluding in September 2006. These options cannot be exercised until the third anniversary of each grant and will be dependent upon achieving the performance condition pursuant to the rules of the CSOP for awards granted in 2005.

It is intended that awards made in 2006 to other executive directors will vest according to stretching EPS targets which for 2006 awards will provide for the proportion of the award that vests to increase against pre-determined thresholds set by the Committee subject to the Company meeting or exceeding those thresholds. No options will vest if the growth in the Company's EPS is below a compound 12% plus RPI. If the Company's EPS growth meets or exceeds a compound 12% plus RPI, 30% of the share options will vest. If the Company's EPS growth meets or exceeds 14% plus RPI an additional 50% of the share options will vest. If the Company's EPS growth meets or exceeds a compound 17% plus RPI all options will vest.

The Company also operates an Inland Revenue approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value. Executive directors are eligible to participate in the SAYE Share Option Scheme.

Performance share awards

At the Annual General Meeting held on 4 May 2005, shareholders approved the introduction of a new Share Award Plan called the CSR Share Award Plan. The first awards under the Share Award Plan were made in May 2005. Awards are made to employees at the discretion of the Committee. Awards for all participating employees are subject to a three year retention period and the requirement that, subject to certain mitigating factors, the participant is an employee at the end of the retention period.

In addition, for executive directors and other senior employees, vesting of the Share Awards is subject to stretching targets based on Total Shareholder Return, ("TSR") over the fixed three year retention period with an additional requirement that the Company should have achieved a sustained improvement in underlying financial performance over the same three year period. In measuring the TSR, it is averaged over the three month periods prior to the beginning and the end of the retention period.

The Committee will assess the performance of the Company's TSR performance against a comparator group of UK and overseas companies. The constituent members of the comparator group are shown opposite. The comparator group comprises international companies that are either customers, suppliers or competitors of CSR in the telecommunications and semiconductor industries with whom the Committee considers the performance of the Company can most appropriately be compared. There is no intention to change the comparator group from that established for the awards made in 2005.

For the awards made in May 2005 the Committee has determined certain thresholds which have to be satisfied in order for part or all of the award to vest. If the TSR performance is below the median of the comparator group, no shares will vest. If the performance is at median, 30% of the shares will vest, whilst for performance between median and the upper quartile the proportion of shares which will vest is determined on a straightline basis pro-rata between 30% and 100%. For performance in the upper quartile or higher, 100% of the shares will vest. The award lapses if the performance condition has not been satisfied at the end of the retention period.

In the event that the TSR performance meets the conditions of vesting, the Committee will, prior to vesting, also consider the underlying financial performance of the Company and whether in light of this performance, vesting should be permitted. The Committee will in a year in which an award vests, report to shareholders on the underlying financial performance which was considered when approving vesting.

The adoption of TSR as the primary performance criteria, which applies to executive directors and other senior employees, was chosen to ensure that the vesting of benefits was directly aligned to the interests of shareholders. The inclusion within the performance criteria of the consideration of the underlying financial performance of the Company was adopted to ensure that at the vesting of the award appropriate account is taken of the extent to which the Company's own performance has contributed to the growth in shareholder value. These criterion were adopted following consultation with the Company's advisers and institutional shareholders.

The Committee considers that these performance conditions are appropriate for the form of award and are suitably stretching.

The share awards are intended to reward strong relative performance, whilst share options will continue to reward absolute performance. In keeping with the share option plan, the Committee will reserve the right to grant awards at a proportion of basic salary normally up to a maximum of 100% of salary (200% in exceptional circumstances).

Under the service agreement entered into with Mr Scarisbrick on 1 November 2005, awards equivalent to 200% of his basic salary will be made in equal instalments of a quarter every three months commencing in December 2005 and concluding in September 2006. These awards will not vest until the third anniversary of each award and subject to the satisfaction of the performance conditions.

The table below summarises awards made in 2005 under the CSR Share Award Plan, being the first year in which such awards were made, and the total awards currently held by each executive director at 30 December 2005.

Name	Date of award	Award made during the year	Award Price	Award vesting date	Interests at 30 December 2005	Performance Cycle
J D Y Collier	5 May 2005	18,850	£3.18	5 May 2008	18,850	1 January 2005 to 31 December 2007
G Collinson	5 May 2005	17,000	£3.18	5 May 2008	17,000	1 January 2005 to 31 December 2007
J S Hodgson[1]	5 May 2005	44,850	£3.18	28 February 2006	44,850	1 January 2005 to 30 December 2005
P G G Goodridge	5 May 2005	17,000	£3.18	5 May 2008	17,000	1 January 2005 to 31 December 2007
J Scarisbrick	15 December 2005	22,557	£8.93	15 December 2008	22,557	1 January 2005 to 31 December 2007

[1] As explained above, the performance period has been curtailed on Mr Hodgson's retirement to 30 December 2005.

Total Shareholder Return comparator group of companies

The following table shows the comparator companies for determining the relative TSR performance of the Company.

ARM Holdings plc	Hewlett-Packard Company	STMicroelectronics N.V.
ASE Test Inc.	Infineon Technologies AG	SigmaTel, Inc.
ASML Holding NV	INTEL CORPORATION	SILICON LABORATORIES INC.
Analog Devices Inc	Logitech International SA	Skyworks Solutions, Inc.
Apple Computer, Inc.	Marvell Technology Group Ltd	Spirent plc
Atheros Communications, Inc	Motorola, Inc.	Synopsys Inc.
austriamicrosystems AG	National Semiconductor Corporation	TTP Communications plc
Bookham, Inc.	Nokia Oyj	Taiwan Semiconductor Manufacturing Company Limited
Broadcom Corporation	Nordic Semiconductor ASA	TERADYNE, Inc.
Cirrus Logic Inc.	PMC-Sierra Inc.	Texas Instruments Incorporated
Conexant Systems, Inc	Plantronics Inc	Wavecom SA
Dell Inc.	QUALCOMM Incorporated	Wolfson Microelectronics plc
Dialog Semiconductor Plc	Research in Motion Ltd	
GN Store Nord A/S	SiRF Technology, Holdings Inc	

No significant amendments are proposed to be made to the terms and conditions of any entitlement of an executive director under these share incentive plans. The level of award is considered each year in the light of performance.

The Company monitors the awards of shares made under the various share plans which it operates in relation to their effect on dilution limits. Following shareholder approval at the 2004 AGM, the Company is able to make selective share awards while maintaining the traditional overall 10% limit on awards as a proportion of the issued share capital in any rolling 10 year period.

Pension arrangements

Three of the executive directors are members of the Cambridge Silicon Radio Retirement Benefits Scheme ('the UK Pension Plan') which is an Inland Revenue approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. Mr Scarisbrick participates in the US based 401K plan and is a member of the UK Pension Plan. Mr Hodgson is not a member of the 401K plan or the UK Pension Plan.

Contributions are determined as a percentage of the employee's gross basic salary. Details of the actual contributions made by the Group to the Pension Plan on behalf of the executive directors are set out in the table on page 46.

With the exception of Mr Scarisbrick, who is entitled to retire at age 58, normal retirement age is 65 for employees and executive directors. Other than basic salary, no element of the directors' remuneration is pensionable.

Under Inland Revenue rules, to the extent that a director's benefits from a company scheme are restricted by limits set by the Inland Revenue, payments may be made to funded unapproved retirement benefit schemes or the equivalent cash sum paid to the executive. Mr Scarisbrick has terms allowing him to receive this benefit. No such arrangements are in place for the other executive directors of the Company.

Issue of Shares

Necessary for the successful recruitment of and pursuant to the service agreement with Mr Scarisbrick, he was on 15 December 2005 conditionally awarded 100,000 shares in the Company. The shares vest in three instalments dependent on continued employment and payment by Mr Scarisbrick of the nominal value of the shares. Commencing 30 November 2008 fifty per cent vests. Thereafter on 30 November 2009 twenty five per cent vests and on 30 November 2010 the remaining twenty five per cent vests.

Share Ownership

During 2006 the Board will be adopting as part of its remuneration policies, a requirement for executive directors to hold ordinary shares in the Company in order to be eligible to participate fully in the share incentive plans. The policy reflects the Company's belief that its executive directors should also be shareholders. Executive directors have 5 years from introduction of the requirement or appointment to the Board in which to establish a shareholding which can be satisfied through the retention of shares derived from the exercise of vested awards under the Company's share incentive plans. The executive directors are required to hold shares equivalent to 100% of their basic annual salary.

Performance graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE 250 index. The FTSE 250 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company. The graph covers the period since the Company was listed on the London Stock Exchange.


300
250
200
150
100
50
0
-50
02/03/04
31/12/04
30/12/05
—CSR —FTSE 250

Directors' contracts

It is the Company's policy that executive directors should have contracts of an indefinite term. All executive directors have a service contract which is subject to one year's notice from the Company. Each of Mr Collier, Mr Collinson and Mr Goodridge have service agreements and Mr Hodgson had a service agreement requiring them to give six months' notice to the Company. Mr Scarisbrick has a service agreement requiring that he give three months' notice to the Company. Mr Goodridge who is proposed for re-election at the forthcoming Annual General Meeting has a service contract which provides for a notice period by the Company of one year.

The details of the directors' service contracts and notice period from the Company under their respective contracts are summarised in the table below:

Name of director	Date of service contract	Period of notice
J D Y Collier	25 February 2004	1 year
G Collinson	25 February 2004	1 year
P G G Goodridge	25 February 2004	1 year
J S Hodgson	25 February 2004	1 year
J C Scarisbrick	1 November 2005	1 year

In the event of termination, a director would be entitled to a payment not exceeding one year's basic salary. In an appropriate case, the Company would have regard to the departing director's duty to mitigate loss.

Non-executive directors

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies which are considered annually. The non-executive directors are appointed for a fixed three year term, subject to re-appointment by the shareholders. The terms and conditions of appointment are available for inspection at the Company's registered office during normal business hours on request to the Company Secretary and up to 15 minutes prior to and at the Company's Annual General Meeting.

The fees payable to non-executive directors were reviewed in December 2005. The basic fee paid to each non-executive director for the 52 weeks to 30 December 2005 was £32,000. An additional fee of £5,000 was paid for the chairmanship of the audit committee, whilst for acting as chair of the remuneration and nomination committees, the fee paid was £3,000. Mr Tucker who is the senior independent director was paid £3,000 for acting in that capacity.

Non-executive directors do not receive any bonus, do not participate in awards under the Company's share schemes and are not eligible to join the Company's pension schemes. Mr John Whybrow and Mr David Tucker who are proposed for re-election and Mr Anthony Carlisle who is proposed for election at the forthcoming Annual General Meeting, being non-executive directors, do not have a service contract.

Name of director	Date of letter of appointment	Duration of appointment
J W Whybrow	17 December 2003	3 years[†]
D Tucker	23 January 2004	3 years
R Mackintosh	16 March 2004	3 years
A Carlisle	1 July 2005	3 years

† Mr Whybrow's term of appointment commenced on 2 March 2004, being the date of the Company's admission to the London Stock Exchange.

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman's permission is sought prior to accepting the appointment. During the year Mr Collinson acted as a non-executive director of Sonaptic Limited and fees of £6,581 were paid to CSR plc.

Audited information

Directors' emoluments or fees

The emoluments or fees of directors serving during the year, for the financial years 2004 and 2005 were as follows:

Name of director	Fees/Basic salary $	Benefits in kind $	Annual bonuses $	2005 total $	2004 total $
Executive					
J D Y Collier	356,794	531	133,439	490,764	369,259
G Collinson	321,114	531	120,095	441,740	326,634
P G G Goodridge	321,114	531	111,199	432,844	339,318
J S Hodgson	540,000	20,167	187,500	747,667	564,126
J C Scarisbrick	58,333	–	–	58,333	–
P L O'Donovan	–	–	–	–	13,373
Non-executive					
J W Whybrow	224,780	–	–	224,780	139,671
D Tucker	71,359	–	–	71,359	47,333
R Mackintosh	59,770	–	–	59,770	33,248
M L Shone*	14,234	–	–	14,234	63,013
J C Scarisbrick	52,305	–	–	52,305	22,697
A E C G Carlisle	28,620	–	–	28,620	–
A Arts° (Gilde IT Fund BV)†	–	–	–	–	2,586
L Garrett°(3i)†	–	–	–	–	2,424
Dr H Hauser° (Amadeus I LP)*	–	–	–	–	2,586
S Paterson (Scottish Equity Partners II)° †	–	–	–	–	2,586
Total	2,048,423	21,760	552,233	2,622,416	1,928,854
Fees to third parties				–	10,182

The salary for Mr Hodgson was paid in US Dollars. The salary for Mr Scarisbrick was paid partly in US Dollars and partly in Pounds Sterling. The salary and fees for other directors were paid in Pounds Sterling, but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company. *Stood down 31 March 2005. °Total fees of $10,182 were paid in 2004 to third parties in respect of the services of A Arts, L Garrett, H Hauser and S Paterson as indicated in the table above. †Resigned 30 January 2004. *Resigned 21 January 2004.

Aggregate directors' remuneration

The aggregate directors' remuneration was as follows:

	2005 $	2004 $
Emoluments	2,622,416	1,928,854
Gains on exercise of share options	20,485,050	1,686,400
Notional gains from the issue of shares at less than fair value	–	339,005
Money purchase pension contributions	139,863	87,106
Total	23,247,329	4,041,365

Directors' pension entitlements

Contributions paid by the Group in respect of the directors during the year were as follows:

	2005 $	2004 $
J D Y Collier	49,951	31,634
G Collinson	44,956	27,799
P G G Goodridge	44,956	25,808
P L O'Donovan	–	1,865
Total	139,863	87,106

Directors' share options

Aggregate emoluments disclosed on page 45 do not include any amounts for the value of options to acquire ordinary shares in the Company granted to or held by the directors.

Details of the options exercised during the year were as follows:

Name of director	Notes	Grant description	Date of exercise	Number exercised	Cost per share £	Market value per share £	Gain $ Note (ii)	Gains on exercise 2004 $
J D Y Collier		Founder Grant	21 September 2005	147,000	0.003	6.90	1,834,286	–
		Founder Grant	21 September 2005	352,998	0.054	6.90	4,372,611	–
G Collinson		Founder Grant	23 May 2005	147,000	0.003	3.58	961,476	–
		Founder Grant	23 May 2005	147,000	0.054	3.58	947,945	–
		Founder Grant	23 May 2005	75,000	0.503	3.58	421,973	–
J S Hodgson		Starter Grant	18 March 2005	150,000	0.156	3.50	962,424	1,653,371
		Starter Grant	8 June 2005	300,000	0.156	3.75	1,981,524	–
		Starter Grant	21 September 2005	300,000	0.156	6.90	3,660,395	–
		Starter Grant	6 December 2005	300,000	0.156	9.10	4,928,050	–
P G G Goodridge		Starter Grant	8 June 2005	41,838	0.503	3.75	249,678	33,029
		Starter Grant	8 June 2005	2,626	0.503	3.75	15,671	–
		Starter Grant	21 September 2005	2,850	0.503	6.90	32,984	–
		Dec 2000 Bonus Grant	21 September 2005	14,204	2.385	6.90	116,032	–
M L Shone*	Note (i)		13 July 2005	400,000	0.054	4.41	3,058,645	–
	Note (i)		29 July 2005	200,000	0.054	4.90	1,705,219	–
	Note (i)		24 October 2005	200,000	0.054	6.60	2,318,569	–
	Note (i)		24 November 2005	97,100	0.054	8.68	1,442,790	–
	Note (i)		21 December 2005	50,000	0.054	9.00	778,596	–

*Stood down 31 March 2005

Note (i): These share options were granted under a specific agreement with Mr Shone with vesting being subject to achieving the following performance criteria:

a) There is a take over or listing which places a value on the whole of the Company of at least $100 million before 8 April 2006; or

b) Before 8 April 2004, the turnover of the Group reaches at least $75 million in any 12 month period and:

i) the profit after tax is at least 10% of turnover in that 12 month period; or

ii) the profit before tax is at least 20% of turnover in that 12 month period.

Turnover and profit are determined by reference to the management accounts for the relevant 12 month period.

These criteria were met in March 2004, following the listing of the Company on the London Stock Exchange.

Note (ii): The US $ gain represents the number of options exercised multiplied by the market value per share shown in pounds sterling and translated at the US $/pounds sterling exchange rate prevailing on the date of exercise.

Details of options for directors who served during the year are as follows:

Name of Director	Scheme	1 Jan 2005 (or date of appointment) Note (v)	Granted	Exercised	30 Dec 2005 (or date of resignation)	Exercise Price £ Note (v)	Date from which exercisable	Expiry date
J D Y Collier	Founders	147,000	–	147,000	–	0.0033	01 Apr 00 Note (i)	01 Apr 09
	Founders	735,000	–	352,998	382,002	0.0537	01 Apr 00 Note (i)	01 Sep 10
	Global	120,000	–	–	120,000	0.5033	10 May 01 Note (i)	10 May 10
	CSOP	75,000	–	–	75,000	2.00	26 Feb 07 Note (vi)	26 Feb 14
	SAYE	5,013	–	–	5,013	1.88	01 May 07 Note (vii)	01 Nov 07
	CSOP	–	62,350	–	62,350	3.21	05 May 08 Note (viii)	05 May 15
	Performance award	–	18,850	–	18,850	0.001	05 May 08 Note (ix)	05 May 15
G Collinson	Founders	147,000	–	147,000	–	0.0033	01 Apr 00 Note (i)	01 Apr 09
	Founders	147,000	–	147,000	–	0.0537	01 Apr 00 Note (i)	01 Sep 10
	Global	75,000	–	75,000	–	0.5033	10 May 01 Note (i)	10 May 10
	CSOP	11,148	–	–	11,148	2.35	26 Feb 07 Note (vi)	26 Feb 14
	CSOP	55,852	–	–	55,852	2.00	26 Feb 07 Note (vi)	26 Feb 14
	SAYE	5,013	–	–	5,013	1.88	01 May 07 Note (vii)	01 Nov 07
	CSOP	–	56,100	–	56,100	3.21	05 May 08 Note (viii)	05 May 15
	Performance award	–	17,000	–	17,000	0.001	05 May 08 Note (ix)	05 May 15
J S Hodgson	Global	2,065,792	–	1,050,000	1,015,792	0.1563	19 Feb 01 Note (ii)	27 May 08
	CSOP	120,000		–	120,000	2.00	28 Feb 06 Note (vi)	28 Aug 06
	CSOP	–	89,000	–	89,000	3.21	28 Feb 06 Note (viii)	28 Aug 06
	Performance award	–	44,850	–	44,850	0.001	28 Feb 06 Note (ix)	27 Aug 06
P G G Goodridge	Global	47,314	–	47,314	–	0.5033	01 Sep 01 Note (i)	01 Sep 10
	Global	50,000	–	14,204	35,796	2.385	31 Dec 01 Note (i)	31 Dec 10
	Global	2,400	–	–	2,400	2.385	31 Dec 02 Note (i)	31 Dec 11
	Global	37,500	–	–	37,500	1.01	31 Dec 02 Note (i)	25 Nov 12
	Global	60,000	–	–	60,000	1.01	30 Sep 03 Note (i)	30 Sep 12
	Global	40,000	–	–	40,000	1.025	18 Nov 04 Note (iii)	18 Nov 13
	CSOP	12,765	–	–	12,765	2.35	26 Feb 07 Note (vi)	26 Feb 14
	CSOP	54,235	–	–	54,235	2.00	26 Feb 07 Note (vi)	26 Feb 14
	SAYE	5,013	–	–	5,013	1.88	01 May 07 Note (vii)	01 Nov 07
	CSOP	–	56,100	–	56,100	3.21	05 May 08 Note (viii)	05 May 15
	Performance award	–	17,000	–	17,000	0.001	05 May 08 Note (ix)	05 May 15
J C Scarisbrick	Performance award	–	22,557	–	22,557	0.001	15 Dec 08 Note (ix)	15 Dec 15
	CSOP	–	45,114	–	45,114	8.93	15 Dec 08 Note (viii)	15 Dec 15
	Recruitment award	–	100,000	–	100,000	0.001	30 Nov 08 Note (x)	30 Nov 10
M L Shone*	Note (iv) and (xi)	947,100	–	947,100	–	0.0537	Note (iv)	01 Sep 09
Total		4,965,145	528,921	2,927,616	2,566,450			

*Stood down 31 March 2005.

Note (i): Vesting of option 20% on anniversary of grant, then 5% each subsequent calendar quarter end (31 March, 30 June, 30 September, 31 December) for 16 quarters.
Note (ii): Vesting of option 25% on anniversary of grant, then 6.25% each subsequent calendar quarter end (31 March, 30 June, 30 September, 31 December) for 12 quarters.
Note (iii): Vesting of option 5% each calendar quarter end (31 March, 30 June, 30 September, 31 December) for 20 quarters.
Note (iv): These share options were granted under a specific agreement with Mr Shone with vesting being subject to achieving the following performance criteria:

a) *There is a take over or listing which places a value on the whole of the Company of at least $100 million before 8 April 2006; or*

b) Before 8 April 2004, the turnover of the Group reaches at least $75 million in any 12 month period and:

   i) the profit after tax is at least 10% of turnover in that 12 month period; or
   ii) the profit before tax is at least 20% of turnover in that 12 month period.

Turnover and profit are determined by reference to the management accounts for the relevant 12 month period.
These criteria were met in March 2004, following the listing of the Company on the London Stock Exchange.
Note (v): Option numbers are adjusted to reflect changes to the share capital structure on listing in March 2004.
Note (vi): Options granted to Directors under the CSOP scheme in 2004 vest after 3 years and have certain performance criteria attached. The options vest in proportions from 10% – 100% dependent upon the EPS achieved by the Group for the year ended 31 December 2006, the target EPS is in the range $0.17 to $0.26. Thereafter the option may be exercised for the rest of its ten year life without further test.
Note (vii): Options granted under the SAYE scheme vest after 3 years and must be exercised within 6 months of vesting date.
Note (viii): Options granted under the CSOP scheme in 2005 vest after 3 years and have certain performance criteria attached. For options to vest, the EPS growth must be greater than the growth in the RPI plus a compound 4% per annum over a fixed period of three financial years beginning in January 2005. The performance period in respect of the options granted to Mr Hodgson ended on 30 December 2005.
Note (ix): Shares granted under the Share Award scheme in 2005 vest after 3 years and have certain performance conditions attached. The shares vest in proportions from 30% to 100% dependent on the Company's TSR against a basket of comparator companies established at the start of the three year period and thereafter only if the Company's underlying financial performance has improved to the satisfaction of the Remuneration Committee, details of which shall be disclosed to shareholders in reports of the Remuneration Committee subsequent to the determination of the Committee.
The performance period in respect of shares granted to Mr Hodgson ended on 30 December 2005.
Note (x): To facilitate the recruitment of Mr Scarisbrick, and as part of the terms of his appointment, the Company agreed to award Mr Scarisbrick 100,000 ordinary shares in the Company. This award is subject to vesting after the satisfaction of conditions relating to service. Fifty per cent will vest on 30 November 2008, twenty five per cent will vest on 30 November 2009 and the balance will vest on 30 November 2010. Mr Scarisbrick will subscribe for such shares in cash at a price per share equal to their nominal value.
Note (xi): Mr Shone exercised his options in the period after he stood down from the Board and prior to 30 December 2005.
The market price of the ordinary shares at 30 December 2005 was £9.36 and the range during the year was £3.01 to £9.36.

Approval

This report was approved by the Board of directors and signed on its behalf by:

Ronald W Mackintosh

R Mackintosh
Chairman, Remuneration Committee
28 February 2006

Financial statements contents

Financial statements

Statement of Directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements. The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRSs) and have also elected to prepare financial statements for the Company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with International Financial Reporting Standards, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Boards' 'Framework for the Preparation and Presentation of Financial Statements'. A fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Independent auditors' report

Independent auditors' report to the members of CSR plc

We have audited the Group and individual Company financial statements (the "financial statements") of CSR plc for the period ended 30 December 2005 which comprise the consolidated income statement, the consolidated and individual Company balance sheets, the consolidated and individual Company cash flow statements, the consolidated and individual Company statements of changes in shareholders' equity, the statement of accounting policies and the related notes 1 to 36. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulations. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above period as described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the group's affairs as at 30 December 2005 and of its profit for the period then ended;
- the individual company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the individual Company's affairs as at 30 December 2005;
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS

As explained in Note 2, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 30 December 2005 and of its profit for the period then ended.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors, Cambridge, United Kingdom

28 February 2006

Consolidated income statement

For the 52 weeks ended 30 December 2005

	Notes	2005 $'000	2004 $'000
Revenue	4	486,531	253,146
Cost of sales		(258,418)	(134,763)
Gross profit		228,113	118,383
Research and development		(60,340)	(27,583)
Sales and marketing		(38,696)	(20,864)
Administrative expenses		(17,141)	(11,479)
Operating profit		111,936	58,457
Investment income	4	3,213	1,213
Finance costs		(783)	(690)
Profit before tax		114,366	58,980
Tax	8	(31,210)	2,579
Profit for the period	6	83,156	61,559
Earnings per share		$	$
Basic	9	0.67	0.53
Diluted	9	0.62	0.48

The results were all derived from continuing operations.

The profit for the period is wholly attributable to equity holders of the parent company, CSR plc.

Consolidated statement of changes in shareholders' equity

For the 52 weeks ended 30 December 2005

	Notes	2005 $'000	2004 $'000
At beginning of period		155,485	35,393
Profit for the period		83,156	61,559
Issue of share capital	21	3,402	74,553
Share issue costs		–	(5,531)
Redemption of redeemable preference shares		–	(11,189)
Exchange differences on translation of foreign operations		(47)	–
Share based payments	26	2,408	700
Deferred tax benefit on share option gains	17	21,282	–
Current tax benefit on share option gains	22	13,532	–
Loss on cash flow hedges	22	(3,828)	–
Net tax on cash flow hedges in equity	22	936	–
Transferred to income statement in respect of cash flow hedges	22	711	–
At end of period		277,037	155,485

Consolidated balance sheet

30 December 2005

	Notes	30 December 2005 $'000	31 December 2004 $'000
Non-current assets			
Goodwill	10	52,697	–
Other intangible assets	11	25,508	6,350
Property, plant and equipment	12	22,541	6,475
Deferred tax asset	17	18,137	8,112
		118,883	20,937
Current assets			
Inventory	14	69,672	30,088
Trade and other receivables	15	75,287	35,952
Treasury deposits	15	25,000	35,000
Cash and cash equivalents	15	99,386	75,074
		269,345	176,114
Total assets		388,228	197,051
Current liabilities			
Trade and other payables	19	95,590	35,803
Current tax liabilities		1,932	71
Obligations under finance leases	18	3,806	580
Cash flow hedges	16	3,828	–
Provisions	20	4,056	2,346
		109,212	38,800
Net current assets		160,133	137,314
Non-current liabilities			
Obligations under finance leases	18	1,979	1,160
Long-term provisions	20	–	1,606
		1,979	2,766
Total liabilities		111,191	41,566
Net assets		277,037	155,485
Equity			
Share capital	21	228	218
Share premium account	22	81,161	77,769
Capital redemption reserve	22	950	950
Merger reserve	22	61,574	61,574
Hedging reserve	22	(2,181)	–
Exchange retranslation reserve	22	(47)	–
Share based payment reserve	22	3,167	759
Retained earnings	22	132,185	14,215
Total equity		277,037	155,485

These financial statements were approved by the board of directors and authorised for issue.
They were signed on its behalf by:

Paul Goodridge
28 February 2006

Glenn Collinson
28 February 2006

Consolidated cash flow statement

For the 52 weeks ended 30 December 2005

	Notes	2005 $'000	2004 $'000
Net cash from operating activities	24	94,969	33,600
Investing activities			
Interest received		2,878	1,213
Sale (purchase) of treasury deposits		10,000	(35,000)
Purchases of property, plant and equipment		(17,250)	(4,827)
Purchases of intangible assets		(1,423)	(2,417)
Acquisition of subsidiaries	23	(64,464)	–
Net cash used in investing activities		(70,259)	(41,031)
Financing activities			
Dividends paid		–	(325)
Redemption of redeemable preference shares		–	(10,864)
Repayments of obligations under finance leases		(3,262)	(582)
Proceeds on issue of shares		3,434	74,510
Share capital issue costs		–	(5,531)
Net cash from financing activities		172	57,208
Net increase in cash and cash equivalents		24,882	49,777
Cash and cash equivalents at beginning of period		75,074	25,949
Effect of foreign exchange rate changes		(570)	(652)
Cash and cash equivalents at end of period		99,386	75,074

1 General information

CSR plc is a Company incorporated in England under the Companies Act 1985. The address of the registered office is given on page 91. The nature of the Group's operations and its principal activities are set out in note 5 and in the business review on pages 22 to 31.

These financial statements are presented in US dollars because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in note 2.

At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 7 Financial Instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures

IFRIC 4 Determining whether an Arrangement contains a Lease

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.

2 Accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs), as adopted for use in the European Union for the first time. *The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are given in note 28.* The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union, and therefore, comply with Article 4 of the EU IAS Regulation.

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) before 30 December 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement.

The rules for first adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

IFRS1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions:

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IAS32 and IAS39 have been adopted from 1 January 2005. There is no effect on reported profits and no restatement of comparative information is required.

(d) Fixed assets have not been revalued as at the date of transition. The depreciated cost has been assumed as the effective carrying value for IFRS purposes.

The financial information presented for the year ended 31 December 2004 has been restated to comply with IFRS.

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below.

The financial statements cover the 52 week period from 1 January 2005 to 30 December 2005, the comparatives are presented for the year from 1 January 2004 to 31 December 2004. The financial statements are reported on a 52 week basis to be consistent with the Group's internal reporting.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of CSR plc (the Company) and entities controlled by the Company (its subsidiaries) drawn up to the dates indicated in the primary financial statements. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

2 Accounting policies (continued)
Basis of consolidation (continued)
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair value at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of the acquisition below the fair vale of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit or loss in the period of acquisition.

Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Revenue recognition
Revenue is recognised when it is probable that economic benefits will flow to the Group. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Sales of goods are recognised when goods are delivered and title has passed.

Royalty income is recognised upon shipment of the royalty earning product by the licencee.

For the sale of services, revenue is recognised in accounting periods in which the service is rendered on a percentage of completion basis. Revenue from post contract support is recognised over the period of performance. The excess of service fees and post-contract support invoiced over revenue recognised is recorded as deferred income.

Revenue is shown net of estimated provision for credit notes and returns.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.

Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight line basis over the lease term.

Foreign currencies
The functional currency of the Group is the US dollar. Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in the net profit or loss for the period.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see page 59 for details of the Group's accounting policies in respect of such derivative financial instruments).

2 Accounting policies (continued)

Foreign currencies (continued)

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange retranslation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Government grants

Government grants towards Japanese recruitment are recognised as income over the periods necessary to match them with the related costs and are deducted in reporting the related expense.

Operating Profit

Operating profit is stated before investment income and finance costs.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

Taxation

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income and expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences, unused carried forward tax losses and unused carried forward tax credits can be utilised. However, such assets and liabilities are not recognised if the temporary differences arise from:

- goodwill;
- the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit;
- investments in subsidiaries and associates, and interests in joint ventures, where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxed levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and any recognised impairment loss.

Depreciation is charged so as to write off the cost of the assets, less estimated residual value, over their estimated useful lives, using the straight line method, on the following basis:

Computer equipment	2 to 3 years
Test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	minimum lease period

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date.

In general residual values are zero or negligible, due to the technical and specialised nature of assets held.

2 Accounting policies (continued)

Property, plant and equipment (continued)

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets in the course of construction are carried at cost. Depreciation of these assets commences when the assets are ready for their intended use.

Other intangible assets

Other intangible fixed assets are stated at cost or fair value for items acquired in business combinations, net of amortisation and any provision for impairment. No amortisation is provided on assets in the course of construction. On other intangible fixed assets amortisation is provided at rates calculated to write off the cost or fair value, less estimated residual value, of each asset on a straight line basis over its expected useful life as follows:

Software licences	3 to 5 years
Customer contracts and relationships	3 years
Purchased R&D	4 years

Residual values are the estimated amount that the Group would obtain from disposal of the asset, after deducting estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life, based on prices prevailing at the balance sheet date.

In general residual values are zero or negligible, due to the technical and specialised nature of assets held.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, over the term of the relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Assets in the course of construction are carried at cost. Depreciation of these assets commences when the assets are ready for their intended use.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.
An internally generated intangible asset arising from the Group's product development is recognised only if all of the following conditions are met:

- an asset is created that can be identified (such as a new device or software);
- the project from which the asset arises meets the Group's criteria for assessing technical feasibility;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

Patents and trademarks

Expenditure on patents and trademarks is recognised as an expense in the period in which it is incurred.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present values using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

2 Accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the FIFO method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments consist of money market deposits in both USD, GBP, Euros and Indian Rupees. Interest income is recorded as it accrues over the period of the investment at rates fixed at the time of inception.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments and hedge accounting

The Group's activities expose it primarily to the financial risks of changes in foreign currency exchange rates. The Group uses foreign exchange forward contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

The use of financial derivatives is governed by the Group's policies approved by the board of directors, which provides written principles on the use of financial derivatives. The Group hedges forecast GBP, JPY, SEK and DKR expenditure for the following 11 to 15 months.

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecasted transaction affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Provisions

Provisions for warranty and returns costs are recognised at the date of sale of the relevant products, at the directors' best estimate of the expenditure required to settle the Group's liability.

Provision is made for onerous contracts at the fair value of the minimum unavoidable lease payments.

Share-based payment

The Group has applied the requirements of IFRS 2 Share-Based Payment. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees, including share options with non-market based vesting conditions. Equity settled share-based payments are measured at the fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

2 Accounting policies (continued)

Share-based payment (continued)

Fair value is measured by use of a Black-Scholes model for the majority of share options in issue. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

For certain share options which include TSR related conditions, the fair value is estimated through the use of a Monte-Carlo simulation.

3 Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 30 December 2005 was $52,697,000 (2004: $nil). More details are given in Note 10.

Inventory Valuation

Inventories are stated at the lower of cost and net realisable value. Provisions for excess or obsolete inventory are recorded based upon assumptions about future demand and market conditions. If actual market conditions are less favourable than those projected by management, additional inventory provisions may be required. The carrying amount of inventory at 30 December 2005 was $69,672,000 (2004:$30,088,000).

Provisions

Determining the level of provision required for returns and warranty claims requires management to review the historic levels of usage whilst considering the growth in the business and other changes which have occurred in the manufacturing cycle. The carrying amount of the provision at 30 December 2005 was $3,900,000 (2004: $1,610,000).

4 Revenue

	2005 $'000	2004 $'000
Sale of goods	479,281	250,850
Royalties	7,250	2,296
	486,531	253,146
Investment income	3,213	1,213
	489,744	254,359

5 Business and geographical segments

Business segments

The Group has one class of business, being the design and marketing of single chip radio devices. All information disclosable under IAS 14 is shown within the consolidated financial statements and the associated notes, these disclosures are not repeated below.

Geographical segments

The Group's operations are located in Europe, the USA and Asia. The head office is located in Europe and the manufacturing operations are centred in Asia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market	
	2005 $'000	2004 $'000
Europe	54,095	40,204
USA	22,738	23,897
Asia	397,594	183,980
Other	12,104	5,065
	486,531	253,146

5 Business and geographical segments (continued)

Geographical segments (continued)

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment and intangible assets, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Europe	275,168	154,571	25,120	8,563
USA	16,810	125	277	95
Asia	(15,185)	789	387	61
Other	244	–	–	–
	277,037	155,485	25,784	8,719

6 Profit for the period

Profit for the period has been arrived at after charging (crediting)

	2005 $'000	2004 $'000
Net foreign exchange losses	646	383
Research and development costs	60,340	27,583
Government grants	(11)	(21)
Depreciation of property, plant and equipment	4,991	2,271
Amortisation of intangible assets	4,817	2,040
Staff costs (see note 7)	54,096	23,457
Auditors' remuneration for audit services (see below)	341	168

Amounts payable to Deloitte & Touche LLP and their associates by the Company and its UK subsidiary undertakings in respect of non-audit services were $373,000 (2004: $721,000).

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2005 $'000	2004 $'000
Audit services		
– statutory audit	306	143
– audit-related regulatory reporting	35	25
	341	168
Further assurance services	55	423
Tax services		
– tax compliance	77	44
– tax advisory	241	80
	318	124
Other services		
– other services that give rise to a self-review threat	–	10
– consultancy	–	164
	–	174

Fees for further assurance services principally comprise amounts payable to the auditors for due diligence on the acquisition of Clarity Technologies Inc. in March 2005 and in their role as reporting accountants for the Group's IPO in March 2004.

6 Profit for the period (continued)

Fees for consultancy services principally comprise amounts payable to the auditors for advice regarding the Group's remuneration policies; following the Group's IPO, the auditors no longer provide these services.

Fees for other services that give rise to a self-review threat comprise amounts payable to Deloitte & Touche in Taiwan for their role as the local branch accountants. Following the IPO in March, the Group took steps to replace Deloitte & Touche as local accountants in Taiwan and this relationship ended in July 2004.

A description of the work of the audit committee is set out in the Corporate Governance report on page 33 and includes an explanation of how auditor objectivity and independence is safeguarded when non-audit services are provided by the auditors.

Significant non-audit services require pre-approval by the Audit Committee.

7 Staff costs

The average monthly number of employees (including executive directors) was:

	2005 Number	2004 Number
Research and development	303	141
Sales and marketing	131	80
General and administrative	55	27
	489	248

	$'000	$'000
Their aggregate remuneration comprised:		
Salaries	46,532	19,954
Social security costs	4,807	1,948
Other pension costs	2,757	1,555
	54,096	23,457

8 Taxation

	2005 $'000	2004 $'000
Current tax payable for the year	9,964	5,392
Current tax benefit recognised in equity (note 22)	14,468	–
Current tax	24,432	5,392
Deferred tax (note 17)	6,778	(7,971)
	31,210	(2,579)

Corporation tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The charge for the year can be reconciled to the profit per the income statement as follows:

	2005 $'000	2005 %	2004 $'000	2004 %
Profit before tax	114,366	100.0	58,980	100.0
Tax at the UK corporation tax rate of 30% (2004: 30%)	34,310	30.0	17,694	30.0
Tax benefit of additional specific tax reliefs	(2,945)	(2.6)	(3,357)	(5.7)
Tax effect of utilisation of tax losses not previously recognised	(268)	(0.2)	(22,233)	(37.7)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(155)	(0.1)	59	0.1
Adjustments to tax charge in respect of prior years	(408)	(0.4)	5,258	8.9
Tax losses not utilised	676	0.6	–	–
Tax expense and effective tax rate for the period	31,210	27.3	(2,579)	(4.4)

9 Earnings per share

The calculations of earnings per share are based on the following data:

Earnings

	2005 $'000	2004 $'000
Earnings for the financial period	83,156	61,559

Number of shares

	Number of shares	Number of shares
Weighted average number of shares:		
For basic earnings per share	124,190,594	117,081,552
Effect of dilutive potential ordinary shares – share options	9,414,582	10,592,566
For diluted earnings per share	133,605,176	127,674,118

10 Goodwill

	$'000
Cost and carrying amount	
At 1 January 2005	–
Recognition on acquisition of subsidiaries (note 23)	52,697
At 30 December 2005	52,697

Goodwill acquired in a business combination is allocated, at acquisition, to the single cash generating unit.

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amount of the cash generating unit is determined from a value in use calculation. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to CSR. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The calculation has been based on the most recent cash flow forecasts for the next 3 years which have been approved by management.

The rate used to discount the forecast cash flows is 12%.

11 Other intangible assets

	Purchased in process research and development $'000	Customer contracts and relationships $'000	Software licences $'000	Assets in the course of construction $'000	Total $'000
Cost					
At 1 January 2004	–	–	8,024	–	8,024
Additions	–	–	2,269	384	2,653
At 1 January 2005	–	–	10,293	384	10,677
Additions	–	–	8,241	246	8,487
Acquired on acquisition of subsidiaries	13,400	2,000	2,677	–	18,077
Disposals	–	–	(33)	–	(33)
Transfers	–	–	473	(473)	–
At 30 December 2005	13,400	2,000	21,651	157	37,208
Amortisation					
At 1 January 2004	–	–	2,287	–	2,287
Charge for the year	–	–	2,040	–	2,040
At 1 January 2005	–	–	4,327	–	4,327
Charge for the year	546	369	3,902	–	4,817
Acquired on acquisition of subsidiaries	–	–	2,589	–	2,589
Disposals	–	–	(33)	–	(33)
At 30 December 2005	546	369	10,785	–	11,700
Carrying amount					
At 30 December 2005	12,854	1,631	10,866	157	25,508
At 31 December 2004	–	–	5,966	384	6,350

Leased assets included above:

Carrying amount					
At 30 December 2005	–	–	6,866	–	6,866
At 31 December 2004	–	–	–	–	–

Amortisation of intangible fixed assets is included within 'Research and development' and 'Administrative expenses' in the income statement.

12 Property, plant and equipment

	Test equipment $'000	Leasehold improvements $'000	Furniture and fittings $'000	Computer equipment $'000	Office equipment $'000	Assets in the course of construction $'000	Total $'000
Cost							
At 1 January 2004	4,485	492	891	2,271	626	–	8,765
Additions	1,672	886	67	3,177	139	125	6,066
Disposals	–	(356)	(198)	(60)	(72)	–	(686)
At 1 January 2005	6,157	1,022	760	5,388	693	125	14,145
Additions	9,764	1,545	935	4,670	383	–	17,297
Disposals	–	(180)	(226)	(1,105)	(82)	–	(1,593)
Transfers	–	–	–	125	–	(125)	–
Acquired on acquisition of subsidiaries	9,313	374	121	6,349	547	–	16,704
At 30 December 2005	25,234	2,761	1,590	15,427	1,541	–	46,553
Depreciation							
At 1 January 2004	2,353	130	508	2,445	463	–	5,899
Charge for the year	1,030	202	129	771	139	–	2,271
Disposals	–	(269)	(133)	(26)	(72)	–	(500)
At 1 January 2005	3,383	63	504	3,190	530	–	7,670
Charge for the year	2,439	258	316	1,906	72	–	4,991
Disposals	–	(180)	(217)	(1,031)	(78)	–	(1,506)
Acquired on acquisition of subsidiaries	7,531	281	71	4,505	469	–	12,857
At 30 December 2005	13,353	422	674	8,570	993	–	24,012
Carrying amount							
At 30 December 2005	11,881	2,339	916	6,857	548	–	22,541
At 31 December 2004	2,774	959	256	2,198	163	125	6,475
Leased assets included above:							
Carrying amount							
At 30 December 2005	–	–	–	863	47	–	910
At 31 December 2004	–	–	–	–	–	–	–

At 30 December 2005, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $nil (2004: $3,230,000).

13 Subsidiaries

A list of the significant investments in subsidiaries, including the name, country of incorporation, proportion of ownership interest is given in note 31 to the Company's separate financial statements.

14 Inventories

	2005 $'000	2004 $'000
Raw materials	28,272	13,328
Work in progress	24,092	5,494
Finished goods	17,308	11,266
	69,672	30,088

Notes to the consolidated financial statements (continued)

For the 52 weeks ended 30 December 2005

15 Other financial assets

Trade and other receivables

	2005 $'000	2004 $'000
Trade receivables	62,540	31,783
Corporation tax	18	23
VAT	1,716	908
Other debtors	6,623	1,370
Prepayments and accrued income	4,390	1,868
	75,287	35,952

The average credit period taken on trade receivables is 42 days (2004: 40 days). An allowance has been made for estimated irrecoverable amounts within trade receivables of $162,000 (2004: $158,000). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the Group and short term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Treasury deposits

Treasury deposits represent bank deposits with an original maturity of over three months.

Credit risk

The Group's principal financial assets are bank balances and cash, treasury deposits and trade and other receivables.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a number of counterparties and customers.

16 Derivative financial instruments

Currency derivatives

The Group utilises currency derivatives to hedge significant future transactions and cash flows. The instruments purchased are denominated in GBP, DKR, SEK and JPY.

At the balance sheet date, the total notional amount of outstanding forward foreign exchange contracts that the Group has committed are as below:

	2005 $'000	2004 $'000
Forward foreign exchange contracts	87,791	57,699

These arrangements are designed to address significant exchange exposures for the next 14 months (2004: 12 months) and are renewed on a revolving basis to cover between 11 and 15 months forward.

At the balance sheet date, the fair value of the Group's currency derivatives is shown below:

	2005 $'000	2004 $'000
Forward foreign exchange contracts	(3,828)	3,574

These amounts are based on market values of equivalent instruments at the balance sheet date. The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to ($3,828,000) (2004: $nil) has been deferred in equity.

Amounts of $590,000 and $121,000 respectively have been transferred to the income statement and fixed assets in respect of contracts matured in the period.

16 Derivative financial instruments (continued)

Currency derivatives (continued)

The Group has taken advantage of the exemption in IFRS 1, to not restate comparative information in accordance with IAS 32 and IAS 39. Comparatives are stated under UK GAAP.

The adjustments that would arise if comparatives had been presented in accordance with IAS 39 would be:

- Recognition of an asset or liability representing the fair value of financial instruments in issue at the balance sheet date
- Charge or credit to the income statement in respect of movements in the fair value of financial instruments

Movements in the fair value of financial instruments would be recorded in the income statement as the Group did not meet all the requirements of IAS 39 in respect of hedge designation and documentation, as financial instruments were contracted for pre the date of transition to IFRS.

The Group would have been required to disclose the amount charged or credited to the income statement in respect of the movements in the fair value of financial instruments.

17 Deferred tax asset

	Accelerated tax depreciation $'000	Share-based payment $'000	Fair value adjustments on acquisition $'000	Tax losses $'000	Other temporary differences $'000	Total $'000
At 1 January 2004	(538)	–	–	71	608	141
(Credit) charge to income	(855)	83	–	7,252	1,491	7,971
At 1 January 2005	(1,393)	83	–	7,323	2,099	8,112
(Credit) charge to income	(2,597)	362	274	(7,033)	2,233	(6,761)
Charge to equity	–	21,282	–	–	–	21,282
Acquisition of subsidiaries	–	–	(4,479)	–	–	(4,479)
Exchange differences	–	–	–	–	(17)	(17)
At 30 December 2005	(3,990)	21,727	(4,205)	290	4,315	18,137

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the net deferred tax balances for financial reporting purposes:

	2005 $'000	2004 $'000
Deferred tax liabilities	(8,195)	(1,393)
Deferred tax assets	26,332	9,505
	18,137	8,112

At the balance sheet date, the Group has unused tax losses of $19,130,000 (2004: $7,323,000) available for offset against future profits. A deferred tax asset has been recognised in respect of $290,000 (2004: $7,323,000) of such losses. No deferred tax asset has been recognised in respect of the remaining $18,840,000 (2004: $nil) due to the unpredictability of future profit streams within certain subsidiary entities. Included in unrecognised tax losses are losses of $8,094,000 (2004: $nil) that will expire in 20 years. Other losses may be carried forward indefinitely.

At 30 December 2005 there was no recognised or unrecognised deferred tax liability (2004: $nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the Group has no liability to additional taxation should such amounts be remitted due to the availability of double taxation relief.

In 2004, there was an uprovided deferred tax asset of $13,855,000 relating to unexercised share options this was not recognised because there was insufficient support in relation to future taxable profits.

Notes to the consolidated financial statements (continued)

For the 52 weeks ended 30 December 2005

18 Obligations under finance leases

	Minimum lease payments 2005 $'000	Minimum lease payments 2004 $'000	Present value of minimum lease payments 2005 $'000	Present value of minimum lease payments 2004 $'000
Amounts payable under finance leases:				
Within one year	3,811	580	3,806	580
In the second to fifth years inclusive	1,985	1,160	1,979	1,160
	5,796	1,740	5,785	1,740
Less: future finance charges	11	–	–	–
Present value of lease obligations	5,785	1,740	5,785	1,740
Less: Amount due for settlement within 12 months (shown under current liabilities)			(3,806)	(580)
Amount due for settlement after 12 months			1,979	1,160

It is the Group's policy to lease certain of its equipment under finance leases and purchase certain software licences under agreements containing deferred payment terms. The average lease term is 2.2 years. Interest rates are fixed at the contract date, all of the agreements containing deferred payment terms are interest free. For the period ended 30 December 2005, the average effective borrowing rate was 0.07% (2004: 0%). All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' right over the leased assets.

19 Other financial liabilities
Trade and other payables

	2005 $'000	2004 $'000
Trade creditors	67,839	21,922
Other taxation and social security	2,064	619
Other creditors	1,827	252
Accruals and deferred income	23,860	13,010
	95,590	35,803

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 62 days (2004: 58 days).

The directors consider that the carrying amount of trade and other payables approximates their fair value.

20 Provisions for liabilities and charges

	Onerous lease provision $'000	Returns and warranty provision $'000	Total $'000
At 1 January 2005	2,342	1,610	3,952
Charged to profit and loss account	21	4,918	4,939
Released in year	(1,506)	–	(1,506)
Utilised in year	(701)	(2,628)	(3,329)
At 30 December 2005	156	3,900	4,056

Onerous lease provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from subletting the buildings. During the year one building previously accounted for as an onerous contract was reoccupied and the remaining provision was released. It is anticipated that the provision will be used over the remaining lease terms. In 2004, $1,606,000 was shown as greater than 1 year.

Returns and warranty provision

The Group provides for the anticipated costs associated with returns under standard warranty terms. It is anticipated that the provision will be used over two years.

21 Called-up share capital

Company

Authorised share capital

		2005 £'000	2004 £'000
185,000,000	Ordinary Shares of £0.001 each – equity	185	185
7,500	Deferred Shares of £0.00067 each – non-equity	–	–
		185	185

Allotted, called-up and fully paid:

		2005 $'000	2004 $'000
127,879,155 (2004: 122,101,811)	Ordinary Shares of £0.001 each – equity	228	218
7,500	Deferred Shares of £0.00067 each – non-equity	–	–
		228	218

Changes to share capital:

Equity shares:

5,777,344 Ordinary Shares were issued from employee option exercises between 1 January 2005 and 30 December 2005. Consideration was $3,402,216, at a premium of $3,391,827.

The Company has one class of ordinary shares which carry no right to fixed income.

The deferred shares have no rights.

The following options and share awards over Ordinary Shares of £0.001 have been granted and were outstanding at the end of the year:

Grant date	Number of shares subject to option or share award	Exercise price per share £	Vesting period
1 April 1999	319,026	0.00333	5 years
17 August 1999 – 25 November 1999	940,740	0.05367	5 years
24 January 2000 to 19 February 2000	1,096,992	0.15633	5 years
21 February 2000 – 23 October 2000	885,834	0.50333	5 years
30 October 2000 – 9 September 2002	887,696	2.38500	5 years
30 September 2002 – 10 November 2003	731,788	1.01000	5 years
18 November 2003 – 2 February 2004	423,118	1.02500	5 years
26 February 2004	715,300	2.35000	3 years
26 February 2004	172,015	2.35000	3 years[2]
26 February 2004	221,800	2.00000	3 years
26 February 2004	727,985	2.00000	3 years[2]
1 April 2004	72,000	2.37000	3 years[2]
1 May 2004	492,152	1.88000	3 years[3]
30 June 2004	25,000	4.02000	3 years[2]
30 September 2004	128,704	2.89400	3 years[3]
30 September 2004	35,000	3.62500	3 years[2]
19 March 2005	92,932	3.06000	3 years[3]
4 April 2005	28,358	3.35000	3 years[2]
5 May 2005	624,000	3.21000	3 years[2]
5 May 2005	217,300	0.00100	3 years
5 May 2005	377,350	0.00100	3 years[1]
1 November 2005	277,290	4.52870	3 years[3]
15 December 2005	22,557	0.00100	3 years[1]
15 December 2005	100,000	0.00100	5 years
15 December 2005	45,114	8.93000	3 years[3]
	9,660,051		

21 Called-up share capital (continued)

1 These options have vesting conditions based on the Company's performance against comparator companies based on TSR rankings over the vesting period.

2 These options have vesting conditions based on EPS growth over the vesting period.

3 These options have been issued as part of the Company's SAYE scheme.

Exercise period: Vested options and share awards are exercisable within ten years from the grant date, SAYE options are exercisable within 6 months of the vesting date.

22 Reserves

	Share premium account $'000	Capital redemption reserve $'000	Merger reserve $'000	Hedging reserve $'000	Exchange retranslation reserve $'000	Share-based payment reserve $'000	Retained earnings $'000	Total $'000
At 1 January 2005	77,769	950	61,574	–	–	759	14,215	155,267
Share issues	3,392	–	–	–	–	–	–	3,392
Exchange differences on translation of foreign operations	–	–	–	–	(47)	–	–	(47)
Share-based payment	–	–	–	–	–	2,408	–	2,408
Deferred tax benefit on share option gains	–	–	–	–	–	–	21,282	21,282
Current tax benefit taken directly to equity	–	–	–	936	–	–	13,532	14,468
Loss on cash flow hedges	–	–	–	(3,828)	–	–	–	(3,828)
Transferred to income statement in respect of cash flow hedges	–	–	–	711	–	–	–	711
Retained profit for the year	–	–	–	–	–	–	83,156	83,156
At 30 December 2005	81,161	950	61,574	(2,181)	(47)	3,167	132,185	276,809

The share premium account and the capital redemption reserve are not distributable. The merger reserve arose on the combination of CSR plc and Cambridge Silicon Radio Limited. The exchange retranslation reserve arises from the revaluation of overseas subsidiaries.

23 Acquisition of subsidiaries

UbiNetics (VPT) Limited

On 19 August 2005, the Group acquired 100% of the issued share capital of UbiNetics (VPT) Limited for a cash consideration of $48 million. UbiNetics (VPT) Limited is the parent company of a group of companies involved in software development. This transaction has been accounted for by the purchase method of accounting.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net current liabilities acquired	(926)	–	(926)
Property, plant and equipment	3,539	–	3,539
Intangible assets	–	14,000	14,000
Deferred tax on intangible assets	–	(4,200)	(4,200)
	2,613	9,800	12,413
Goodwill			36,907
Total consideration			49,320
Satisfied by:			
Cash			48,000
Directly attributable costs			1,320
			49,320
Net cash outflow arising on acquisition			
Cash consideration			48,000
Directly attributable costs			1,320
Cash and cash equivalents acquired			(1,779)
			47,541

23 Acquisition of subsidiaries (continued)

The goodwill arising on the acquisition of UbiNetics (VPT) Limited represents the value of the workforce acquired and future synergistic benefits of the combination of CSR and UbiNetics technology.

UbiNetics (VPT) Limited contributed $942,000 of revenue and a loss of $6,397,000 to the Group's profit before tax for the period between the date of acquisition and the balance sheet.

If the acquisition of UbiNetics (VPT) Limited had been completed on the first day of the financial year, Group revenues for the period would have been $486,551,000 and Group profit attributable to equity holders of the parent would have been $82,975,000.

Clarity Technologies, Inc.

On 15 March 2005, the Group acquired 100% of the issued share capital of Clarity Technologies, Inc. for a cash consideration of $17.1 million. Clarity Technologies, Inc. is a company involved in software development. This transaction has been accounted for by the purchase method of accounting.

	Book value $'000	*Fair value* adjustments $'000	Fair value $'000
Net current assets acquired	112	(8)	104
Property, plant and equipment	425	(117)	308
Intangible assets	432	1,056	1,488
Deferred tax on intangible assets	–	(279)	(279)
	969	652	1,621
Goodwill			15,790
Total consideration			17,411

Satisfied by:	
Cash	17,100
Directly attributable costs	311
	17,411

Net cash outflow arising on acquisition	
Cash consideration	17,100
Directly attributable costs	311
Cash and cash equivalents acquired	(488)
	16,923

The goodwill arising on the acquisition of Clarity Technologies, Inc. represents the value of the workforce acquired and future synergistic benefits of the combination of CSR and Clarity technology.

Clarity Technologies, Inc. contributed $1,182,000 of revenue and a loss of $1,542,000 to the Group's profit before tax for the period between the date of acquisition and the balance sheet.

If the acquisition of Clarity Technologies, Inc. had been completed on the first day of the financial year, Group revenues for the period would have been $486,815,000 and Group profit attributable to equity holders of the parent would have been $82,209,000.

24 Notes to the cash flow statement

	2005 $'000	2004 $'000
Operating profit from continuing operations	111,936	58,457
Adjustments for:		
Depreciation of property, plant and equipment	4,991	2,271
Amortisation of intangible assets	4,817	2,040
Loss on disposal of property, plant and equipment	87	186
Share related charges	2,408	700
Increase in provisions	104	3,196
Operating cash flows before movements in working capital	124,343	66,850
Increase in inventories	(39,584)	(23,208)
Increase in receivables	(35,553)	(24,777)
Increase in payables	54,078	16,982
Cash generated by operations	103,284	35,847
Foreign taxes paid	(131)	(20)
Repayment of research and development tax credit	–	(2,495)
Receipt of research and development tax credit	–	576
Corporation tax	(7,971)	–
Interest paid	(213)	(308)
Net cash from operating activities	94,969	33,600

Additions to software licences during the year amounting to $7,573,000 were purchased under staged payment plans.

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less.

25 Operating lease arrangements

	2005 $'000	2004 $'000
Minimum lease payments under operating leases recognised in the income statement for the year	1,721	1,189

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005 $'000	2004 $'000
Within one year	2,768	1,310
In the second to fifth years inclusive	8,772	8,886
After five years	5,413	6,314
	16,953	16,510

Operating lease payments represent rentals payable by the Group for certain of its office properties and office equipment. Leases are negotiated for an average term of 2.74 years and rentals are fixed for an average of 2.74 years.

For the 52 weeks ended 30 December 2005

26 Share-based payments

Global share option scheme

The Company has a share option scheme for all employees of the Group, under which share options were issued prior to flotation, at a price based on the most recent private funding round. The vesting period is 5 years, with 20% of options vesting 1 year after grant, then the remainder vesting in equal quarterly instalments over the remaining 4 years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

Flotation grant

On the Company's flotation in March 2004, the Company issued share options to all employees, at a price based on the share price on the day of flotation. The vesting period is 3 years, certain of these options have EPS based performance conditions attached. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

SAYE Schemes

The Company operates a SAYE scheme, whereby employees are allowed to subscribe to a monthly savings amount for a period of 3 years; at the end of the three year period, the employee is allowed to either receive their saved amount plus interest or purchase shares in the Company at a price based on the average share price on the three days prior to commencement of the SAYE scheme, discounted by 20%. These schemes are open to all employees subject to Inland Revenue approved limits on total investment, and invitations are issued every six months. Employees have a period of six months following the conclusion of the scheme to exercise their option to purchase shares.

Company Share Option Plan (CSOP)

The Company has a share option scheme where option grants can be made to new starters to assist in recruitment or as part of certain staff members annual remuneration. Options are exercisable at a price equal to the average share price on the three days preceding the grant date. The vesting period is 3 years, and these options have EPS based performance conditions attached. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Options are forfeited if the employee leaves the Group before the options vest.

Retention Awards

The Company issues certain employees with rights to purchase shares at nominal value (£0.001) as a method of staff retention. The vesting period of these share awards is 3 years. If the share awards remain unexercised after a period of 10 years from the date of grant, the awards expire. Awards are forfeited if the employee leaves the Group before the options vest.

Performance Awards

The Company issues certain employees with rights to purchase shares at nominal value (£0.001) as a method of staff incentivisation. The vesting period of these share awards is 3 years, and these awards have TSR related performance conditions attached. If the share awards remain unexercised after a period of 10 years from the date of grant, the awards expire. Awards are forfeited if the employee leaves the Group before the options vest.

Details of the share options outstanding during the year are as follows:

	2005		2004	
	Number of share options	Weighted average exercise price (in £)	Number of share options	Weighted average exercise price (in £)
Outstanding at beginning of period	13,767,865	0.85	13,331,364	0.41
Granted during the period	1,790,335	2.27	2,682,787	2.18
Forfeited during the period	(120,805)	0.99	(59,624)	1.74
Exercised during the period	(5,777,344)	0.33	(2,186,662)	0.42
Outstanding at the end of the period	9,660,051	1.42	13,767,865	0.85
Exercisable at the end of the period	4,625,634	0.67	9,749,840	0.43

The weighted average share price at the date of exercise for share options exercised during the period was £5.91. The options outstanding at 30 December 2005 had a weighted average exercise price of £1.42, and a weighted average remaining contractual life of 6 years. In 2005, options were granted on 29 March, 4 April, 5 May, 1 November and 15 December. The aggregate estimated fair value of the options granted on those dates is $7,575,000. The weighted average fair value of these options was $4.23. In 2004, options were granted on 12 January, 26 January, 2 February, 26 February, 1 April, 1 May, 30 June and 30 September. The aggregate estimated fair value of the options granted on those dates is $2,704,000. The weighted average fair value of these options was $1.01.

For the 52 weeks ended 30 December 2005

26 Share-based payments (continued)

The fair values of the share option and share award grants were based on the following inputs:

Global share option scheme

The inputs to the Black-Scholes model are as follows:

	2005	2004
Weighted average share price (£)	–	1.025
Weighted average exercise price (£)	–	1.025
Expected volatility	–	33%
Expected life	–	1.11 years
Risk free rate	–	4.62%
Expected dividends	–	0%

Expected volatility was based on volatility in the techMARK index over the three years prior to the date of grant as an estimate of the Company's volatility when it was an unlisted Company. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Flotation grant

The inputs to the Black-Scholes model are as follows:

	2005	2004
Weighted average share price (£)	–	2
Weighted average exercise price (£)	–	2 – 2.35
Expected volatility	–	29%
Expected life	–	3 – 4 years
Risk free rate	–	4.62%
Expected dividends	–	0%

Expected volatility was based on volatility in the techMARK index over the three years prior to the date of grant as an estimate of the Company's volatility when it was an unlisted Company. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

SAYE Schemes

The inputs to the Black-Scholes model are as follows:

	2005	2004
Weighted average share price (£)	3.83 – 5.66	2.00 – 3.62
Weighted average exercise price (£)	3.06 – 4.53	1.88 – 2.89
Expected volatility	43%	35% – 47%
Expected life	3 years	3 years
Risk free rate	4.35% – 4.73%	4.74% – 4.97%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period since flotation. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

26 Share-based payments (continued)
Company Share Option Plan (CSOP)
The inputs to the Black-Scholes model are as follows:

	2005	2004
Weighted average share price (£)	3.21 – 8.70	2.37 – 4.02
Weighted average exercise price (£)	3.21 – 8.93	2.37 – 4.02
Expected volatility	43% – 44%	47% – 49%
Expected life	3 – 4 years	3.25 – 3.75 years
Risk free rate	4.30% – 4.73%	4.74% – 4.97%
Expected dividends	0%	0%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the period since flotation. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The adjustments for the performance conditions are reflected in the proportion of options anticipated to vest.

Retention award
The fair value was based upon the share price on the date of grant.

Performance Awards
The fair value was based upon Monte-Carlo simulation of the performance of the 40 comparator companies included in the TSR conditions of the award.

Expected volatility for each Company was determined by calculating the historical volatility of the individual Company's share price over the longer of the period from flotation and 3 years from the date of grant.

Modifications to share option grants
On 15 December 2005, the performance share awards, flotation share options and CSOP awards for John Hodgson (CEO) were modified so 100% vested early on 28 February 2006. The incremental fair value of $637,000 will be expensed over the remaining vesting period. The incremental fair value was measured based upon the share price at the date of the modification, following the acceleration of the performance period.

The Group recognised total expenses of $2,408,000 and $700,000 related to equity-settled share-based payment transactions in 2005 and 2004 respectively.

27 Related party transactions
Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Remuneration of key management personnel
The remuneration of the directors, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. Further information about the remuneration of individual directors is provided in the audited part of the Directors' Remuneration Report on pages 45 to 47.

	2005 $'000	2004 $'000
Short-term employee benefits	2,622	1,929
Post-employment benefits	140	87
Share-based payment	777	130
	3,539	2,146

On 19 August 2005, the Company paid John Scarisbrick (CEO) $90,039 for 215,164 A shares in UbiNetics (VPT) Limited as part of the acquisition of UbiNetics (VPT) Limited (see note 23) (2004: nil).

28 Explanation of transition to IFRS

This is the first year that the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004.

Reconciliation of equity at 1 January 2004 (date of transition to IFRS)

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Non-current assets			
3	Other intangible assets	–	5,737	5,737
3	Tangible assets	8,603	(5,737)	2,866
2	Deferred tax asset	–	141	141
		8,603	141	8,744
	Current assets			
	Inventory	6,880	–	6,880
2	Trade and other receivables	14,395	(141)	14,254
4	Treasury deposits	24,263	(24,263)	–
4	Cash and cash equivalents	1,686	24,263	25,949
		47,224	(141)	47,083
	Total assets	55,827	–	55,827
	Current liabilities			
	Trade and other payables	19,476	–	19,476
	Obligations under finance leases	202	–	202
5	Short-term provisions	–	756	756
		19,678	756	20,434
	Net current assets	27,546	(897)	26,649
	Non-current liabilities			
5	Long term provisions	756	(756)	–
	Total liabilities	20,434	–	20,434
	Net assets	35,393	–	35,393

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Equity			
	Share capital	1,000	–	1,000
	Share premium account	20,107	–	20,107
	Other reserve	325	–	325
	Merger reserve	61,574	–	61,574
1	Share-based payment reserve	–	59	59
1	Retained earnings	(47,613)	(59)	(47,672)
	Total equity	35,393	–	35,393

28 Explanation of transition to IFRS (continued)
Notes to the reconciliation of equity at 1 January 2004

1 Share-based payment
A share-based payment reserve of $59,000 was recorded, representing the charge of $59,000 for all preceding periods.

2 Deferred tax
$141,000 was reclassified from trade and other receivables to deferred tax assets.

3 Intangible assets
At 1 January 2004, the adoption of IFRS resulted in the reclassification of $5,737,000 of computer software as intangible assets, mainly being licences for CAD tools.

4 Treasury deposits
At 1 January 2004, the adoption of IFRS resulted in the reclassification of $24,263,000 as cash and cash equivalents.

5 Provisions
Under IFRS, provisions should be split between shorter than one year and greater than one year. At 1 January 2004, this resulted in the reclassification of $756,000 to provisions less than one year.

Reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements)

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Non-current assets			
3	Other intangible assets	–	6,350	6,350
3	Tangible assets	12,825	(6,350)	6,475
2	Deferred tax asset	–	8,112	8,112
		12,825	8,112	20,937
	Current assets			
	Inventory	30,088	–	30,088
2	Trade and other receivables	43,981	(8,029)	35,952
4	Treasury deposits	108,167	(73,167)	35,000
4	Cash and cash equivalents	1,907	73,167	75,074
		184,143	(8,029)	176,114
	Total assets	196,968	83	197,051
	Current liabilities			
5, 6	Trade and other payables	36,454	(651)	35,803
5	Tax liabilities	–	71	71
6	Obligations under finance leases	–	580	580
7	Short-term provisions	–	2,346	2,346
		36,454	2,346	38,800
	Net current assets	147,689	(10,375)	137,314
	Non-current liabilities			
	Obligations under finance leases	1,160	–	1,160
7	Long term provisions	3,952	(2,346)	1,606
		5,112	(2,346)	2,766
	Total liabilities	41,566	–	41,566
	Net assets	155,402	83	155,485

28 Explanation of transition to IFRS (continued)

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Equity			
	Share capital	218	–	218
	Share premium account	77,769	–	77,769
	Capital redemption reserve	950	–	950
	Merger reserve	61,574	–	61,574
1	Share-based payment reserve	–	759	759
1,2	Retained earnings	14,891	(676)	14,215
	Total equity	155,402	83	155,485

Notes to the reconciliation of equity at 31 December 2004

1 Share-based payment
A share-based payment reserve of $759,000 was recorded, representing the charge of $700,000 for 2004 and a charge of $59,000 for all preceding periods.

2 Deferred tax
The deferred tax asset was increased by $83,000 being the additional taxation benefit in the year from the recording of share-based payment charges under IFRS 2.

$8,029,000 was reclassified from trade and other receivables to deferred tax assets.

3 Intangible assets
At 31 December 2004, the adoption of IFRS resulted in the reclassification of $6,350,000 of computer software as intangible assets, mainly being licences for CAD tools.

4 Treasury deposits
At 31 December 2004, the adoption of IFRS resulted in the reclassification of $73,167,000 as cash and cash equivalents.

5 Tax liabilities
Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $71,000 from trade and other payables to tax liabilities.

6 Finance leases
Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

7 Provisions
Under IFRS, provisions should be split between shorter than one year and greater than one year. At 31 December 2004, this resulted in the reclassification of $2,346,000 to provisions less than one year.

Notes to the consolidated financial statements (continued)

For the 52 weeks ended 30 December 2005

28 Explanation of transition to IFRS (continued)
Reconciliation of profit for 2004

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Revenue	253,146	–	253,146
1	Cost of sales	(134,721)	(42)	(134,763)
1	**Gross profit**	118,425	(42)	118,383
1	Research and development	(27,281)	(302)	(27,583)
1	Sales and marketing	(20,710)	(154)	(20,864)
1	Administrative expenses	(11,702)	223	(11,479)
1	**Operating profit**	58,732	(275)	58,457
	Investment income	1,213	–	1,213
	Finance costs	(690)	–	(690)
	Profit before tax	59,255	(275)	58,980
2	Tax	2,496	83	2,579
	Profit for the period	61,751	(192)	61,559

	UK GAAP		IFRS
Earnings per share	$		$
Basic	0.53		0.53
Diluted	0.48		0.48

Notes to the reconciliation of profit for 2004

1 Share-based payment
A charge of $700,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

2 Deferred tax
In accordance with IFRS 2, an increase of $83,000 was made to the tax credit, being 30% of the charge above.

28 Explanation of transition to IFRS (continued)
Reconciliation of the cash flow statement for 2004

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Net cash from operating activities	33,600	–	33,600
	Investing activities			
	Interest received	1,213	–	1,213
3	Purchase of treasury deposits	(83,904)	48,904	(35,000)
1,2	Purchases of property, plant and equipment	(7,624)	2,797	(4,827)
1	Purchases of intangible assets	–	(2,417)	(2,417)
	Net cash used in investing activities	(90,315)	49,284	(41,031)
	Financing activities			
	Dividends paid	(325)	–	(325)
	Redemption of preference shares	(10,864)	–	(10,864)
2	Repayment of obligations under finance leases	(202)	(380)	(582)
	Proceeds on issue of share capital	74,510	–	74,510
	Share capital issue costs	(5,531)	–	(5,531)
	Net cash from financing activities	57,588	(380)	57,208
3	**Net increase in cash and cash equivalents**	873	48,904	49,777
3	**Cash and cash equivalents at beginning of period**	1,686	24,263	25,949
	Effect of foreign exchange rate changes	(652)	–	(652)
3	**Cash and cash equivalents at end of period**	1,907	73,167	75,074

Notes to the reconciliation of the cash flow for 2004

1 Intangible assets
At 31 December 2004, the adoption of IFRS resulted in the reclassification of the purchase of $2,417,000 of computer software as intangible assets, mainly being licences for CAD tools.

2 Finance leases
Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

3 Treasury deposits
At 31 December 2004, the adoption of IFRS resulted in the reclassification of $73,167,000 as cash and cash equivalents (1 January 2004: $24,263,000).

For the 52 weeks ended 30 December 2005

28 Explanation of transition to IFRS (continued)
Reconciliation of the notes to the cash flow for 2004

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
1	**Operating profit**	58,732	(275)	58,457
	Adjustments for:			
2	Amortisation of intangible assets	–	2,040	2,040
2	Depreciation of property, plant and equipment	4,311	(2,040)	2,271
	Loss on property, plant and equipment	186	–	186
1	Share related charge	425	275	700
	Increase in provisions	3,196	–	3,196
	Operating cash flows before movements in working capital	66,850	–	66,850
	Increase in inventories	(23,208)	–	(23,208)
	Increase in receivables	(24,777)	–	(24,777)
	Decrease in payables	16,982	–	16,982
	Cash generated by operations	35,847	–	35,847
	Foreign tax	(20)	–	(20)
	Repayment of Research and Development tax credit	(2,495)	–	(2,495)
	Receipt of Research and Development tax credit	576	–	576
	Interest paid	(308)	–	(308)
	Net cash from operating activities	33,600	–	33,600

Notes to the reconciliation of the notes to the cash flow for 2004

1 Share-based payment
A charge of $700,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

2 Intangible assets
At 31 December 2004, the adoption of IFRS resulted in the reclassification of $6,350,000 of computer software as intangible assets (1 January 2004: $5,737,000), mainly being licences for CAD tools.

Company statement of changes in shareholders' equity

For the 52 weeks ended 30 December 2005

	Notes	2005 $'000	2004 $'000
At beginning of period		80,612	21,595
Profit for the period		23	425
Issue of share capital	21	3,402	74,553
Share issue costs		–	(5,531)
Share-based payments		2,408	759
Redemption of redeemable preference shares		–	(11,189)
At end of period		86,445	80,612

Company balance sheet

30 December 2005

	Notes	30 December 2005 $'000	31 December 2004 $'000
Non-current assets			
Investments	31	50,311	991
Current assets			
Other receivables	32	478	736
Treasury deposits	32	25,000	35,000
Cash and cash equivalents	32	40,716	43,906
		66,194	79,642
Total assets		116,505	80,633
Current liabilities			
Trade and other payables	33	30,060	21
Net current assets		36,134	79,621
Net assets		86,445	80,612
Equity			
Share capital	21	228	218
Share premium account	22	81,161	77,769
Capital redemption reserve	22	950	950
Share-based payment reserve	22	3,167	759
Retained earnings	34	939	916
Total equity		86,445	80,612

These financial statements were approved by the board of directors and authorised for issue.

They were signed on its behalf by:

Paul Goodridge
28 February 2006

Glenn Collinson
28 February 2006

Company cash flow statement

For the 52 weeks ended 30 December 2005

	Notes	2005 $'000	2004 $'000
Net cash from operating activities	35	29,690	8,429
Investing activities			
Interest received		1,593	865
Sale (purchase) of treasury deposits		10,000	(35,000)
Acquisition of subsidiary	23	(47,541)	–
Net cash used in investing activities		(35,948)	(34,135)
Financing activities			
Dividends paid		–	(325)
Redemption of redeemable preference shares		–	(10,864)
Proceeds on issue of share capital		3,435	74,510
Share capital issue costs		–	(5,531)
Net cash from financing activities		3,435	57,790
Net (decrease) increase in cash and cash equivalents		(2,823)	32,084
Cash and cash equivalents at beginning of period		43,906	11,040
Effect of foreign exchange rate changes		(367)	782
Cash and cash equivalents at end of period		40,716	43,906

Notes to the Company financial statements

For the 52 weeks ended 30 December 2005

29 Significant accounting policies

The separate financial statements of the Company are presented as required by the Companies Act 1985. As permitted by that Act, the separate financial statements have been prepared in accordance with International Financial Reporting Standards.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are the same as those set out in note 2 to the consolidated financial statements.

30 Profit attributable to CSR plc

The profit for the financial year dealt with in the financial statements of the parent Company, CSR plc, was $23,000 (2004: $425,000). As permitted by s230 of the Companies Act 1985, no separate income statement is presented in respect of the parent Company.

Profit is stated after charging:

	2005 $'000	2004 $'000
Net foreign exchange losses	367	782
Auditors' remuneration for audit services	48	10

The Company had no employees during 2005 (2004: nil).

31 Subsidiaries

Details of the Company's subsidiaries at 30 December 2005 are as follows:

Name	Place of incorporation (or registration) and operation	Proportion of ownership interest %	Proportion of voting power held %	Method used to account for investment
Direct ownership				
Cambridge Silicon Radio Limited	UK	100	100	Acquisition
UbiNetics VPT Limited (note 23)	UK	100	100	Acquisition
Indirect ownership				
Cambridge Silicon Radio Inc.	USA	100	100	Acquisition
CSR kk	Japan	100	100	Acquisition
CSR Korea Limited	Korea	100	100	Acquisition
CSR Sweden AB	Sweden	100	100	Acquisition
Cambridge Silicon Radio Sarl	France	100	100	Acquisition
Cambridge Silicon Radio (UK) Limited	UK	100	100	Acquisition
Cambridge Silicon Radio Holdings Inc	Delaware	100	100	Acquisition
Clarity Technologies, Inc. (note 23)	Michigan	100	100	Acquisition
CSR (India) Private Limited	India	100	100	Acquisition
UbiNetics Wireless Technologies (Shenzen) Limited	China	100	100	Acquisition
UbiNetics (Cayman Islands) Ltd	Cayman Islands	100	100	Acquisition
UbiNetics (Hong Kong) Limited	Hong Kong	100	100	Acquisition
UbiNetics (North America) Inc.	USA	100	100	Acquisition
UbiNetics Taiwan Limited	Taiwan	100	100	Acquisition
UbiNetics (IP) Limited	UK	100	100	Acquisition
UbiNetics 3G Limited	UK	100	100	Acquisition
UbiNetics Module Limited	UK	100	100	Acquisition
UbiNetics Technology Limited	UK	100	100	Acquisition
UbiNetics Designs Limited	UK	100	100	Acquisition

Notes to the Company financial statements (continued)

For the 52 weeks ended 30 December 2005

32 Other financial assets

Other receivables

	2005 $'000	2004 $'000
Amounts receivable from subsidiary undertakings	–	12
VAT	–	368
Other debtors	181	159
Prepayments and accrued income	297	197
	478	736

The directors consider that the carrying amount of other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the Group and short term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Treasury deposits

Treasury deposits represent bank deposits with an original maturity of over three months.

33 Other financial liabilities

Trade and other payables

	2005 $'000	2004 $'000
Trade creditors	–	12
Amounts owed to subsidiary undertakings	29,893	–
Other taxation and social security	167	9
	30,060	21

Trade creditors and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 30 days.

34 Reserves

	Retained earnings $'000
Balance at 1 January 2004	491
Net profit for the year	425
Balance at 1 January 2005	916
Net profit for the year	23
Balance at 30 December 2005	939

The movements on the other reserves are disclosed in note 22 to the consolidated financial statements.

Notes to the Company financial statements (continued)

For the 52 weeks ended 30 December 2005

35 Notes to the cash flow statement

	2005 $'000	2004 $'000
Operating loss from continuing operations	(1,488)	(1,222)
Adjustments for:		
Share related charge	2,408	700
Operating cash flows before movements in working capital	920	(522)
Decrease in receivables	511	9,002
Increase (decrease) in payables	28,261	(49)
Cash generated by operations	29,692	8,431
Interest paid	(2)	(2)
Net cash from operating activities	29,690	8,429

Cash and cash equivalents (which are presented as a single class of asset on the face of the balance sheet) comprise cash at bank and other short term highly liquid investments with a maturity of three months or less.

36 Explanation of transition to IFRS

This is the first year that the Company has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004.

Reconciliation of equity at 1 January 2004 (date of transition to IFRS)

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Non-current assets			
	Investments	991	–	991
	Current assets			
1	Other receivables	9,634	59	9,693
2	Treasury deposits	10,314	(10,314)	–
2	Cash and cash equivalents	726	10,314	11,040
		20,674	59	20,733
	Total assets	21,665	59	21,724
	Current liabilities			
	Trade and other payables	70	–	70
	Net current assets	20,604	59	20,663
	Net assets	21,595	59	21,654
	Equity			
	Share capital	1,000	–	1,000
	Share premium account	20,107	–	20,107
1	Share-based payment reserve	–	59	59
	Retained earnings	488	–	488
	Total equity	21,595	59	21,654

Notes to the reconciliation of equity at 1 January 2004

1 Share-based payment

A share-based payment reserve of $59,000 was recorded, representing the charge of $59,000 for all preceding periods, this charge related to employees of other Group companies and was recharged to the trading company Cambridge Silicon Radio Limited.

For the 52 weeks ended 30 December 2005

36 Explanation of transition to IFRS (continued)
Notes to the reconciliation of equity at 1 January 2004 (continued)

2 Treasury deposits
At 1 January 2004, the adoption of IFRS resulted in the reclassification of $10,314,000 as cash and cash equivalents.

Reconciliation of equity at 31 December 2004 (date of last UK GAAP financial statements)

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Non-current assets			
	Investments	991	–	991
	Current assets			
1	Other receivables	724	12	736
2	Treasury deposits	78,906	(43,906)	35,000
2	Cash and cash equivalents	–	43,906	43,906
		79,630	12	79,642
	Total assets	80,621	12	80,633
	Current liabilities			
1	Trade and other payables	683	(662)	21
	Net current assets	78,947	674	79,621
	Net assets	79,938	674	80,612
	Equity			
	Share capital	218	–	218
	Share premium account	77,769	–	77,769
	Capital redemption reserve	950	–	950
1	Share-based payment reserve	–	759	759
	Retained earnings	1,001	(85)	916
	Total equity	79,938	674	80,612

Notes to the reconciliation of equity at 31 December 2004

1 Share-based payment
A share-based payment reserve of $759,000 was recorded, representing the charge of $700,000 for 2004 and a charge of $59,000 for all preceding periods, this charge related to employees of other Group companies and was recharged to the trading company Cambridge Silicon Radio Limited.

2 Treasury deposits
At 31 December 2004, the adoption of IFRS resulted in the reclassification of $43,906,000 as cash and cash equivalents (1 January 2004: $10,314,000).

Notes to the Company financial statements (continued)

For the 52 weeks ended 30 December 2005

36 Explanation of transition to IFRS (continued)
Reconciliation of the cash flow statement for 2004

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
	Net cash from operating activities	8,429	–	8,429
	Investing activities			
	Interest received	865	–	865
1	Purchase of treasury deposits	(68,592)	33,592	(35,000)
1	**Net cash used in investing activities**	(67,727)	33,592	(34,135)
	Financing activities			
	Dividends paid	(325)	–	(325)
	Redemption of preference shares	(10,864)	–	(10,864)
	Proceeds on issue of share capital	74,510	–	74,510
	Share capital issue costs	(5,531)	–	(5,531)
	Net cash from financing activities	57,790	–	57,790
1	**Net (decrease) increase in cash and cash equivalents**	(1,508)	33,592	32,084
1	**Cash and cash equivalents at beginning of period**	726	10,314	11,040
	Effect of foreign exchange rate changes	782	–	782
1	**Cash and cash equivalents at end of period**	–	43,906	43,906

Notes to the reconciliation of the cash flow for 2004

1 Treasury deposits

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $43,906,000 as cash and cash equivalents (1 January 2004: $10,314,000).

Reconciliation of the notes to the cash flow for 2004

Note		UK GAAP $'000	Effect of transition to IFRS $'000	IFRS $'000
1	**Operating loss**	(1,562)	340	(1,222)
	Adjustments for:			
1	Share related charge	340	360	700
	Operating cash flows before movements in working capital	(1,222)	700	(522)
1	Decrease in receivables	9,040	(38)	9,002
1	Increase (decrease) in payables	613	(662)	(49)
	Cash generated by operations	8,431	–	8,431
	Interest paid	(2)	–	(2)
	Net cash from operating activities	8,429	–	8,429

Notes to the reconciliation of the notes to the cash flow for 2004

1 Share-based payment

A charge of $700,000 was recognised in respect of share options falling within the scope of IFRS 2, this charge related to employees of other Group companies and was recharged to the trading company Cambridge Silicon Radio Limited.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses. Of this charge, $85,000 had been recharged to another Group company.

Five year summary

	2001 $'000	2002 $'000	2003 $'000	2004 $'000	2005 $'000
Results					
Turnover	16,979	27,682	67,622	253,146	486,531
Operating (loss) profit	(22,412)	(15,343)	(2,407)	58,457	111,936
(Loss) profit on ordinary activities before taxation	(21,497)	(15,175)	(1,616)	59,980	114,366
Taxation	827	1,123	4,540	1,579	(31,210)
(Loss) profit for the financial year	(20,670)	(14,052)	2,924	61,559	83,156
Assets employed					
Non-current assets	7,686	6,530	8,603	20,937	118,883
Net current assets	21,808	25,678	27,546	137,314	160,133
Creditors: Amounts falling due after more than one year	(2,846)	(202)	–	(1,160)	(1,979)
Long term provisions	(277)	(464)	(756)	(1,606)	–
Net assets	26,371	31,542	35,393	155,485	277,037
Key statistics	$	$	$	$	$
Earnings per share	(0.26)	(0.17)	0.03	0.53	0.67
Diluted earnings per share	(0.26)	(0.17)	0.03	0.48	0.62

The amounts disclosed for 2003 and earlier periods are stated on the basis of UK GAAP because it is not practicable to restate amounts for periods prior to the date of transition to IFRS. The principal differences between UK GAAP and IFRS are explained in note 28 to the financial statements which provides an explanation of the transition to IFRS.

Share and corporate information

CSR plc
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH

Registered in England and Wales number 4187346
www.csr.com

Advisors

Auditors	**Deloitte & Touche LLP**
Corporate brokers	**JPMorgan Cazenove Limited, UBS Limited**
Solicitors	**Slaughter and May**
Bank	**Lloyds TSB Bank plc**

Share information

Shares outstanding	128,444,782
Trading symbol	CSR
Country of register	Great Britain
Market	London Stock Exchange
SEDOL	3414738
Registrar	Lloyds TSB Registrars The Causeway, Worthing, West Sussex BN99 6DA

Shareholder information

Holding	Number of shareholders	% age of total shareholders
1 - 1,000	663	47.32%
1,001 – 5,000	250	17.84%
5,001 – 10,000	92	6.57%
10,001 – 50,000	183	13.06%
50,001 – 100,000	65	4.64%
100,001 – 250,000	62	4.43%
Over 250,000	86	6.14%
Total	1,401	100.00%

Share capital structure

	Disclosed holding ordinary share capital	% of issued
Fidelity, FMR Corp, Fidelity International Ltd	17,928,645	13.96%
Wellington Management Company LLP	5,466,600	4.26%
Deutsche Bank AG	5,095,839	3.97%
Lloyds TSB Group Plc	4,892,758	3.81%
Legal & General Group Plc	4,377,040	3.41%
Morgan Stanley Securities Ltd	4,165,759	3.24%
Other shareholders	86,518,141	67.35%
Total	128,444,782	100.00%

Based on notifications to the Company in accordance with sections 198 to 208 of the Companies Act 1985.

Glossary of industry terms

analogue: a continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next; analogue signals vary continuously over a range of values; real world phenomena, such as sound, light and touch, are analogue

application software: software that is written specifically to address a real-world problem or task

baseband processor: that part of a chip which is designed to implement in a digital format the algorithms, protocols and logic required to implement, for example, a standard such as the Bluetooth wireless standard

bit: a unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit, Kbt or Mbt

Bluetooth protocol stack: the communications software which is required together with the baseband processor and other subsystems, to implement the Bluetooth standard

Bluetooth qualified: certified by one of a number of organisations approved by the SIG as meeting the Bluetooth specification and 'Bluetooth qualified products' are end products and modules which are Bluetooth qualified

Bluetooth specification: the specification determined by the SIG which defines the parameters which a device providing a Bluetooth system must meet; different versions of the Bluetooth specification are designated v1.0, v1.1, v1.2 and v2.0

CAD: Computer Aided Design: a general term referring to software applications and the method of designing things using a computer

CMOS: Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

codec: an acronym for coder/decoder: codecs are integrated circuits or chips that include analogue-to-digital conversion and digital-to-analogue conversion on a single chip

chip: short for a microchip; semiconductor device or integrated circuit

communications protocol stack: communications software, which is required, together with the baseband processor and other subsystems, to implement a wireless communications standard

converged phones: phones capable of switching between fixed broadband and wireless telecommunications networks automatically without interruption in the reception or transmission of voice or data

CSP: Chip-Scale Package; a semiconductor package which is as small as the semiconductor chip and is used for small firm factor applications such as mobile phones, PDAs and wireless devices

customer applications software: software that is not generic and which is written to specifically address a customer-defined problem or task

DSP: Digital Signal Processor; a device which enables computer manipulation using processing elements or stored programs of analogue signals which have been sampled and converted to digital form

design win: CSR records a design win when a product using one of its ICs becomes Bluetooth qualified

die: another word for chip; often used to refer to the 'chips' whilst they are still an integral part of the silicon 'wafer' or where they have been cut from the 'wafer' but are, as yet, unpackaged

digital: the representation of data by a series of bits or discrete values such as 0s and 1s

dongle: an electronic device that is usually plugged into the USB port of a computer in order to provide added functionality

EDR (Enhanced Data Rate) An extension of the Bluetooth standard enabling faster communication of larger files (pictures, videos and music) by a rate of up to 3 times

embedded solution: a system in which all processing is carried out on-chip without the need for an external host processor

end products: products produced by a product manufacturer which are in their final form and ready for the user, examples include PCs and mobile phones

fab: short for silicon fabrication facility, manufacturing plant or foundry

fabless: short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry

fabless semiconductor company: Company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly

firmware: software which interfaces with and typically configures and manages the hardware in a system

flash memory: electronic memory where the contents (usually an applications program) may be programmed prior to use and which retains its contents irrespective of applied power

foundry: a semiconductor manufacturer that makes integrated circuits for third parties

GHz: giga-Hertz

GSM/GPRS: GSM (Global System for Mobile Communications) the most common digital mobile standard; GPRS (General Packet Radio Service) a digital mobile standard designed to send and receive voice and data such as email information from the web and which is able to transmit data at higher rates than the GSM standard

host software: software running on the system in which the device is embedded

IC or integrated circuit: a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

IEEE: Institute of Electrical and Electronic Engineers

ISO: International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields

ISO 9000: a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services

internet protocols: the communications protocols used over the Internet

kbs: 1kbs is a unit of 1024 'bits' per second

LEDs: Light Emitting Diode; a semiconductor device that emits visible light when electrical power is supplied to it

Mb or Mega Byte: 1024 times 1024 bytes where 1 byte is equal to 8 'bits'

memory: any device that can store data in machine-readable format which may include RAM, ROM and Flash

microcontroller: often defined as being a microprocessor together with its memory and a means of allowing input and output

microprocessor: a computer with its entire CPU contained on one integrated circuit

modem: A device that enables electronic equipment to transmit and receive data over a network

motherboard: the principal printed circuit board embedded within an electronic product

MP3: a file format which compresses or 'shrinks' voice and music files for transfer between one electronic device to another whilst retaining CD quality audio

ODM: or Original Design Manufacturer: a manufacturer that designs and manufactures equipment for another Company who will, in turn sell this to the end-user

OEM: or Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets

PAN (Personal Area Network) a short distance wireless network specifically designed to support portable and mobile computing devices

PC: personal computer

PCM: Pulse Code Modulation: a coding technique where an electrical signal is represented as digital data

PDA: personal digital assistant: a pocket-sized personal computer

package: the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates

profile: a set of specifications defined by the SIG aimed at facilitating communication between classes of Bluetooth-enabled devices; examples include the headset and hands-free profiles

protocol: a method by which two dissimilar systems can communicate

RAM: random access memory

RF: radio frequency

ROM: read only memory

radio modulation: dynamic modification of the characteristics of a radio (electromagnetic) wave in order to convey information

SIG: the Bluetooth Special Interest Group

sampling: the process of shipping small quantities of a new IC to a customer in order to allow the customer to test the IC in its product

semiconductor: a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to ICs made from these materials

silicon: a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits

short range: Bluetooth is principally used for communicating over ranges of up to 10 metres

sniffer: Software that is combined with hardware for monitoring data and voice traffic on a network over the air

SOC (System on chip) A technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software stack: software required to implement the Bluetooth standard

transistor: the basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage

Unlicensed Mobile Access (UMA - also known as GAN Generic Access Network) is the technology that enables GSM voice and GPRS data services to be provided over unlicensed radio interfaces such as Wi-Fi

USB: Universal Serial Bus: an interface between a computer and add-on devices

UWB: Ultra wideband, a wireless technology for transmitting large amounts of digital data over a wide spectrum of frequency bands with very low power for a short distance

Wi-Fi: Wi-Fi short for 'wireless fidelity' (also known as IEEE 802.11a/b/g) is an 1155 Mbs raw radio bit rate data centric wireless communication standard mainly used today for wireless computer networks at home and in the office

wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6') and 300mm (12') in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

wireless modem: a modem that accesses a wireless network

yield: when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

CSR's offices

United Kingdom
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH
UK
Tel: +44 1223 692000
Fax: +44 1223 692001
www.csr.com

Churchill House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ
UK
Tel: +44 (0)1223 692000
Fax: +44 (0)1223 692001
www.csr.com

China
UbiNetics Wireless Technologies
(Shenzhen) Ltd
17B Benyuan Building
6015 Shennan Road
Shenzhen 518040
China
Tel: +86 755 3335 8816
Fax: +86 755 3335 8807
www.csr.com

Denmark
CSR Denmark
Novi Science Park
Niels Jernes Vej 10
9220 Aalborg East
Denmark
Tel: +45 72 200 380
Fax: +45 96 354 599
www.csr.com

France
Cambridge Silicon Radio SARL
Bat. 7, Green Side
400, Av Roumanille
BP 309
06906 Sophia Antipolis Cedex
France
Tel: +33 4 93 00 87 57
Fax: +33 4 93 00 87 55
www.csr.com

India
CSR India Private Limited
Suraj Ganga Soft Park, 3rd Floor
#34, Sarakki Industrial Layout
1st Main, 3rd Phase,
J P Nagar
Bangalore - 560 078
India
Tel: +91 80 2649 2700
Fax: +91 80 2649 2701
www.csr.com

Japan
CSR kk
Kojimachi KS Square 9F
5-3-3 Kojimachi
Chiyoda-ku, Tokyo
102-0083
Japan
Tel: +81 3 5276 2911
Fax: +81 3 5276 2915
www.csr.com

Korea
CSR Korea Ltd.
15F, West wing
POSCO center, 892
Daechi-4 dong, Gangnam-Gu
Seoul 135-777
Korea
Tel: +82 2 3474 2372
Tel: +82 2 6444 2000
(from 15 April 2006)
www.csr.com

Sweden
CSR Sweden AB
Emdalav. 16
SE-223 69 LUND
Sweden
Tel: +46 46 2881600
Fax: +46 46 2881601
www.csr.com

Taiwan
CSR Taiwan
6 Floor
No. 407, Ruey Kuang Road
Neihu, Taipei 11492
Taiwan, R.O.C
Tel: +886 2 7721 5588
Fax: +886 2 7721 5589
ww.csr.com

US
Cambridge Silicon Radio, Inc.
2425 N. Central Expressway
Suite 1000
Richardson
TX 75080
USA
Tel: +1 972 238 2300
Fax: +1 972 231 1440
www.csr.com

Clarity Technologies, Inc.
1740 Opdyke Court
Auburn Hills
MI 48326
USA
Tel: +1 248 409 1400
Fax: +1 248 409 1401
www.clarityvc.com
www.csr.com

Designed and produced by Imagination (GIC). Printed by Jones and Palmer


CSR plc
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH

www.csr.com